UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações
S.A. and subsidiaries

Quarterly Financial Information - ITR
for the quarter ended June 30, 2011 and
Auditors’ Report on the Quarterly Financial
Information

Deloitte Touche Tohmatsu Auditores Independentes

REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Board of Directors and Shareholders of

Contax Participações S.A.

Rio de Janeiro – RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Contax Participações S.A. (“Company”) and its subsidiaries, contained in the Quarterly Financial Information Form – ITR for the quarter ended June 30, 2011, comprising the balance sheets and the related statements of income, comprehensive income for the three and six-month period ended on that date, changes in shareholders’ equity and cash flows for the six-month period then ended, including the explanatory notes to the interim financial statements.

Management is responsible for preparing individual interim financial information according to the Technical Pronouncement CPC 21 – Interim Financial Reporting and consolidated interim financial information in accordance with CPC 21 and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB and fair presentation of this interim financial information in accordance with the standards established by the Brazilian Securities and Exchange Commission, applicable to the preparation of the Quarterly Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of the interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and accordingly does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, we are not aware of any facts that would lead us to believe that the individual interim financial information included in the aforementioned quarterly financial information was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Financial Information – ITR and were fairly presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, we are not aware of any facts that would lead us to believe that the consolidated interim financial information included in the aforementioned quarterly financial information are not prepared, in all their material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Financial Information – ITR and are fairly presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Interim Information of Value Added

We also have reviewed the individual and consolidated interim statements of value added (“DVA”), for the six-month period ended June 30, 2011, the presentation of which is required according to the standards issued by Brazilian Securities and Exchange Commission - CVM applicable to the preparation of the Quarterly Financial Information (ITR) and as supplemental information for IFRS that do not require a presentation of DVA. This information was submitted to the same review procedures described above and, based on our review, we are not aware of any facts that would lead us to believe that these statements were not fairly presented, in all their material respects, in relation to the individual and consolidated interim financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, August 2, 2011

DELOITTE TOUCHE TOHMATSU	John Alexander Harold Auton
Auditores Independentes	Engagement Partner
CRC No. 2SP 011.609/O-8 “F” RJ	CRC No. 1RJ 078.183/O-2

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF JUNE 30, 2011 AND DECEMBER 31, 2010
(Amounts in thousands of Brazilian reais – R$)

	Note	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
ASSETS		6/30/2011	12/31/2011	6/30/2011	12/31/2011

CURRENT ASSETS
Cash and cash equivalents	5	18,010	74,553	235,159	387,803
Restricted cash	5	-	-	4,163	-
Accounts receivable	6	-	-	241,071	176,302
Recoverable taxes	7	339	922	11,026	7,133
Dividends receivable	-	100,087	24,884	-	-
Prepaid expenses and other assets	9	41	-	32,411	30,835
Total current assets		118,477	100,359	523,830	602,073

NON-CURRENT ASSETS
Court deposits	19	-	-	113,392	93,865
Financial investments held to maturity	5	51,161	48,659	73,325	69,869
Restricted cash	5	-	-	26,073	2,013
Recoverable taxes	7	5,243	5,056	13,186	10,383
Deferred taxes	8	-	-	74,383	64,269
Debentures receivable	14	58,250	-	-	-
Credits receivable	32	-	-	9,893	9,485
Prepaid expenses and other assets	9	-	-	325	2,573
Investment in subsidiaries	10	261,371	316,948	-	-
Property, plant and equipment	11	-	-	448,441	405,873
Goodwill on investments	12	49,081	49,081	211,059	49,081
Other intangible assets	13	-	-	146,574	69,073
Total non-current assets		425,106	419,744	1,116,651	776,484

TOTAL ASSETS		543,583	520,103	1,640,481	1,378,557

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF JUNE 30, 2011 AND DECEMBER 31, 2010
(Amounts in thousands of Brazilian reais – R$)

	Note	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
LIABILITIES		6/30/2011	12/31/2011	6/30/2011	12/31/2011

CURRENT LIABILITIES
Loans and financing	15	-	-	124,901	64,873
Suppliers	-	91	22	79,154	83,160
Payroll and related charges	16	132	81	302,021	230,569
Leasing	17	-	-	1,226	4,277
Taxes payable	18	113	11	37,193	43,093
Dividends payable	-	103,736	28,959	103,737	28,959
Transfer to shareholders	-	26,182	26,374	26,182	26,374
Contingent consideration	33	-	-	4,163	-
Other liabilities	20	-	-	25,544	23,171
Total current liabilities		130,254	55,447	704,121	504,476

NON-CURRENT LIABILITIES
Loans and financing	15	-	-	361,853	317,994
Contingent laibilities	19	-	-	101,845	88,266
Leasing	17	-	-	608	-
Contingent consideration	33	45,685	45,685	76,153	45,685
Deferred taxes	-	-	-	24,825	-
Other liabilities	20	-	-	940	1,165
Total non-current liabilities		45,685	45,685	566,224	453,110

TOTAL LIABILITIES		175,939	101,132	1,270,345	957,586

CAPITAL AND RESERVES
Capital stock	21	223,873	223,873	223,873	223,873
Capital reserve	22.1	16,799	14,731	16,799	14,731
Profit reserves	22.2	118,329	118,329	118,329	118,329
Treasury shares	23	(10,636)	(12,147)	(10,636)	(12,147)
Equity valuation adjustments	22.2	3,962	(46)	3,962	(46)
Retained earnings	-	15,317	-	15,317	-
Proposal for distribution of additional dividend	-	-	74,231	-	74,231
Shareholders' equity attributable to parent company's owners		367,644	418,971	367,644	418,971

Non-controlling interest	24	-	-	2,492	2,000

Total shareholders' equity		367,644	418,971	370,136	420,971

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		543,583	520,103	1,640,481	1,378,557

The notes are an integral part of the financial statements

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

INCOME STATEMENTS FOR THE QUARTERS ENDED JUNE 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais - R$ - except when stated otherwise)

	Note	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)		Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
		Six-month period ended		Six-month period ended		Quarter ended		Quarter ended
		6/30/2011	6/30/2011	6/30/2011	6/30/2011	6/30/2011	6/30/2011	6/30/2011	6/30/2011

Net operating revenue	25	-	-	1,335,967	1,141,387	-	-	711,419	584,740

Cost of services provided	27	-	-	(1,179,320)	(977,483)	-	-	(631,924)	(503,546)

Gross operating income		-	-	156,647	163,904	-	-	79,495	81,194

Operating income (expenses)
Selling	27	-	-	(16,975)	(12,332)	-	-	(8,537)	(4,845)
General and administrative	27	(1,956)	(1,555)	(91,813)	(62,128)	(676)	(582)	(49,127)	(28,661)
Share-based payments	27	(3,070)	(344)	(3,070)	(344)	(2,273)	(5)	(2,273)	(5)
Equity income	10	15,069	48,236	-	-	5,372	24,869	-	-
Financial revenues	27	7,579	4,807	20,208	13,997	4,194	3,276	9,086	7,902
Financial expenses	27	(540)	(219)	(25,875)	(13,493)	(563)	(211)	(15,770)	(7,452)
Other operating expenses, net	27	(56)	(34)	(13,537)	(12,434)	(4)	(3)	(5,327)	(6,417)
		17,026	50,891	(131,062)	(86,734)	6,050	27,344	(71,948)	(39,478)
Operating income before income tax
and social contribution		17,026	50,891	25,585	77,170	6,050	27,344	7,547	41,716

Income tax and social contribution:
Current	28	(1,709)	(632)	(8,867)	(28,822)	(1,003)	(589)	(1,882)	(17,549)
Deferred	28	-	(271)	(909)	1,777	-	(253)	(316)	2,375

Net income for the six-month period deriving from		15,317	49,988	15,809	50,125	5,047	26,502	5,349	26,542
continued operations

Net income for the six-month period		15,317	49,988	15,809	50,125	5,047	26,502	5,349	26,542

Income attributable to:	29
Owners of the parent company		15,317	49,988	15,317	49,988	5,047	26,502	5,047	26,502
Non-controlling interest		-	-	492	137	-	-	302	40
		15,317	49,988	15,809	50,125	5,047	26,502	5,349	26,542
Earnings per share:	29
From continued operations
Basic
Common shares (centavos per share)		0.2580	0.8466	0.2580	0.8466	0.0850	0.4400	0.0850	0.4400
Preferred shares (centavos per share)		0.2578	0.8375	0.2578	0.8375	0.0849	0.4500	0.0849	0.4500
Diluted
Common shares (centavos per share)		0.2559	0.8374	0.2559	0.8374	0.0843	0.4400	0.0843	0.4400
Preferred shares (centavos per share)		0.2578	0.8375	0.2578	0.8375	0.0849	0.4500	0.0849	0.4500

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

CONTAX PARTICIPAÇÕES S. A. AND SUBSIDIARIES

STATEMENT OF COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

	Note	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)		Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
		Six-month period ended		Six-month period ended		Quarter ended		Quarter ended
		6/30/2011	6/30/2011	6/30/2011	6/30/2011	6/30/2011	6/30/2011	6/30/2011	6/30/2011

Net income for the six-month period		15,317	49,988	15,809	50,125	5,047	26,502	5,349	26,542

Other comprehensive income:
Exchange rate difference when translating operations abroad:
Exchange rate differences in the six-month period	22	4,008	-	4,008	-	4,210	-	4,210	-
		19,325	49,988	19,817	50,125	9,257	26,502	9,559	26,542

Total comprehensive income for the six-month period		19,325	49,988	19,817	50,125	9,257	26,502	9,559	26,542

Total comprehensive income attributed to:
Owners of the parent company		19,325	49,988	19,325	49,988	9,257	26,502	9,257	26,502
Non-controlling interest		-	-	492	137	-	-	302	40
		19,325	49,988	19,817	50,125	9,257	26,502	9,559	26,542

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

	Capital Stock	Capital Reserve	Profit Reserves		Treasury shares	Asset Valuation Adjustment Foreign currency equity translation reserve	Retained earnings	Proposal for distribution of additional dividends	Shareholders' equity attributable to the owners of the parent company (BR GAAP)	Non-controlling interest	Consolidated (IFRS and BR GAAP)
			Legal Reserve	Statutory Reserve

Balance on December 31, 2009	223,873	19,639	21,907	87,924	(10,686)	-	-	59,403	402,060	1,445	403,505

Acquisition of own shares	-	-	-	-	(9,282)	-	-	-	(9,282)	-	(9,282)
Sale of own shares	-	-	-	-	17,564	-	-	-	17,564	-	17,564
Dividends	-	-	-	-	-	-	-	(59,403)	(59,403)	-	(59,403)
Equity instruments for share-based payments:									-
2007 Program	-	344	-	-	-	-	-	-	344	-	344
Surplus value of realized equity instrument	-	(6,578)	-	-	-	-	-	-	(6,578)	-	(6,578)
Net income for the six-month period	-	-	-	-	-	-	49,988	-	49,988	138	50,126

Balance on June 30, 2010	223,873	13,406	21,907	87,924	(2,404)	-	49,988	-	394,694	1,583	396,276

Balance on December 31, 2010	223,873	14,731	27,332	90,997	(12,147)	(46)	-	74,231	418,971	2,000	420,971
Acquisition of own shares	-	(1,002)	-	-	1,511	-	-	-	509	-	509
Exchange rate difference when translating operations abroad	-	-	-	-	-	4,008	-	-	4,008	-	4,008
Dividends	-	-	-	-	-	-	-	(74,231)	(74,231)	-	(74,231)
Equity instruments for share-based payments:
2010 Plan	-	3,070	-	-	-	-	-	-	3,070	-	3,070
Net income for the six-month period	-	-	-	-	-	-	15,317	-	15,317	492	15,809

Balance on June 30, 2011	223,873	16,799	27,332	90,997	(10,636)	3,962	15,317	-	367,644	2,492	370,136

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CASH FLOW STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	Six-month period ended		Six-month period ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010

CASH FLOW FROM OPERATING
ACTIVITIES
Net income for the six-month period from continued operations	15,317	49,988	15,317	49,988
Net Income adjustments:
Depreciation and amortization	-	-	63,934	59,196
Equity income	(15,069)	(48,236)	-	-
Losses on the sale of property, plant and equipment	-	-	-	(34)
Expenses with provision for contingencies	-	-	9,953	16,336
Deferred income tax	-	264	909	(1,777)
Net gain (loss) with monetary variation, net	(2,502)	-	(2,699)	(815)
Recognized expenses from share-based payments settled
with equity instruments	3,070	345	3,070	345
Interest expenses on loans and financing	(1,286)	-	17,985	9,406
Non-controlling interest	-	-	492	137
Changes in current capital:
Accounts receivable	-	-	4,095	(12,435)
Prepaid expenses	(41)	(46)	2,919	(2,930)
Recoverable taxes	686	(693)	(4,449)	10,395
Other assets	-	-	(2,415)	(4,846)
Payroll and related charges	52	33	44,419	49,028
Suppliers	69	170	(28,975)	(19,593)
Taxes payable	102	387	(19,136)	(18,583)
Other liabilities	(192)	10,241	827	(1,395)
Interest expenses on loans and financing	-	-	(18,168)	(9,281)
Net cash from (used in) operating
activities	206	12,452	88,078	123,142
CASH FLOW FROM INVESTMENT
ACTIVITIES

Acquisition of investment, net of acquired cash	-	-	(194,824)	-
Payments received from sale of property, plant and equipment	-	-	-	77
Acquisition of property, plant and equipment	-	-	(60,800)	(55,266)
Court deposits	-	-	(16,501)	(20,499)
Financial investments held to maturity	-	(19,924)	-	(19,924)
Restricted cash	-	-	(28,223)	-
Dividends received	-	131,347	-	-
Net cash used in investment
activities	-	111,423	(300,348)	(95,612)
CASH FLOW FROM FINANCING
ACTIVITIES
Payment of commercial leasing	-	-	(4,513)	(5,974)
BNDES financing	-	-	80,888	53,702
Grupo Allus financing			19,014
Payment of Grupo Allus financing			(9,078)
Payment of BNDES financing	-	-	(27,186)	-
Debentures	(57,250)	-	-	-
Dividends paid	(8)	(88,972)	(8)	(88,972)
Sale of shares	-	(9,282)	-	(9,282)
Share buyback	509	10,986	509	10,986
Cash used in (invested in) financing activities	(56,749)	(87,268)	59,626	(39,540)
Net increase in cash and cash equivalents	(56,543)	36,607	(152,644)	(12,010)
Cash and cash equivalents at the beginning of the six-month	74,553	47,136	387,803	357,853
period
Cash and cash equivalents at the end of the six-month period	18,010	83,744	235,159	345,843
Items not affecting cash:
Additional information:

Income tax and social contribution paid

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF VALUE ADDED FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2011 AND 2010

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	6/30/2011	6/30/2011	6/30/2011	6/30/2011
	.
Revenues
From services	-	-	1,439,576	1,230,861
Non-deductible loss write-off	-	-	(988)	-
Other revenue	-	-	204	124
	-	-	1,438,792	1,230,985
Inputs from third parties
Cost of services rendered	(100)	(35)	(12,623)	(12,582)
Material, electricity and outsourced services	(1,104)	(725)	(179,629)	(148,936)
Loss /recovery of asset value	-	-	-	34
	(1,204)	(760)	(192,252)	(161,484)

Gross value added	(1,204)	(760)	1,246,540	1,069,501

Depreciation and amortization	-	-	(63,934)	(59,197)
Net added value generated by the company	(1,204)	(760)	1,182,606	1,010,304

Added value received in transfer
Equity income	15,069	48,236	-	-
Financial revenues	7,579	4,807	20,208	13,997
Total added value to distribute	21,444	52,283	1,202,814	1,024,301

Personnel
Payroll and charges	-	-	846,036	677,940
Training	-	-	12,596	9,153
Management fees	3,701	999	629	655
Taxes, fees and contributions
Federal taxes	1,833	1,078	194,679	178,866
Municipal taxes	-	-	51,458	46,943
Value distributed to providers of capital
Interest and monetary variations	552	172	23,129	12,149
Rentals	41	46	58,478	48,469
Value distributed to shareholders
Non-controlling interest	-	-	492	138
Retained earnings /Recording of reserves	15,317	49,988	15,317	49,988

Value-added distributed	21,444	52,283	1,202,814	1,024,301

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

CONTENTS OF NOTES TO THE FINANCIAL STATEMENTS

We present the accompanying notes, an integral part of the Quarterly Information - ITR of Contax Participações S.A. and its subsidiaries, distributed as follows:

1.        General information

2.        Main accounting policies

3.        Main accounting judgment and sources of uncertainties in the estimates

4.        New IFRS pronouncements and interpretations still not effective and not early adopted by the Group

5.        Cash and cash equivalents, restricted cash and investments

6.        Trade accounts receivable (Consolidated)

7.        Taxes recoverable

8.        Deferred taxes (Consolidated)

9.        Prepaid expenses and other assets (Consolidated)

10.    Investment in subsidiaries

11.    Property, plant and equipment (Consolidated)

12.    Goodwill on investments

13.    Other intangible assets (Consolidated)

14.    Debentures

15.    Loans and financing (Consolidated)

16.    Payroll, social charges and benefits

17.    Finance lease (Consolidated)

18.    Taxes payable

19.    Provisions (Consolidated)

20.    Other liabilities (Consolidated)

21.    Capital

22.    Reserves and equity valuation adjustments

23.    Treasury shares

24.    Non-controlling interest

25.    Revenue (Consolidated)

26.    Operating segments

27.    Information on the nature of costs and expenses of operations recognized in the income statement

28.    Income tax and social contribution

29.    Earnings per share

30.    Financial instruments

31.    Share-based payments

32.    Related party transactions

33.    Business combinations

34.    Insurance coverage

35.    Commitments (Consolidated)

36.    Subsequent events

37.    Approval of the quarterly financial information - ITR

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

1.        INFORMATION

Contax Participações S.A. (the "Company"), established In July 2000, is a publicly-held company, listed in the BM&FBovespa, whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quotaholder in Brazil or abroad. The Company is headquartered at Rua do Passeio no 48 a 56 (Parte), Centro – Rio de Janeiro – RJ.

The Company has (i) Contax S.A. and Ability Comunicação Integrada Ltda., as direct subsidiaries, and (ii) TODO Soluções em Tecnologia S.A., BRC Empreendimentos Imobiliários Ltda, and Contax Sucursal Empresa Extranjera, Contax Colômbia S.A.S and Stratton Spain S.L. as indirect subsidiaries. The Company and its subsidiaries are jointly referred to in this Quarterly Financial Information as “Company” or “Group”. The operations of the direct and indirect subsidiaries are as follows:

1.1.    Operations of Contax S.A.’s direct and indirect subsidiaries

1.1.1.         Contax S.A. (“Contax”) was established in December 2002, after changing the corporate name of the extinguished TNext S.A., an entity established in August 1998. Contax is a joint-stock, privately-held company, whose corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its customers and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the tele-assistance services, among others.

1.1.2.         Ability Comunicação Integrada Ltda.

In September 2010, Contax acquired the entire control of Ability Comunicação Integrada Ltda. (“Ability”). Incorporated in June 2001, Ability is a limited-liability company whose purpose is to provide services related to publicity and advertising, sales promotion, merchandising and marketing, campaign and publicity planning, publicity consulting, market and public-opinion research, among others.

1.1.3. TODO Soluções em Tecnologia S.A.

TODO Soluções em Tecnologia S.A. (“TODO”), established in September 2008, a joint-stock, privately-held company, whose corporate purpose is to provide information technology services, software development and integrated, full and customized solutions, including the full or partial management of the value chain of outsourced processes of business in general; back office processing; customer relationship management, among others.

1.1.4. BRC Empreendimentos Imobiliários Ltda.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

In November 2009, Contax acquired BRC Empreendimentos Imobiliários Ltda. (“BRC”) for R$61. This acquisition aimed at separately developing and executing the real estate project included in the Selective Incentive Program for the adjacent region of Estação da Luz (“Nova Luz Program”), in the downtown area of the city of São Paulo.

1.1.5. Contax Sucursal Empresa Extranjera

Contax Sucursal Empresa Extranjera (“Contax Argentina”) was incorporated in September 2010 with an initial capital stock of R$817, in the city of Buenos Aires, Argentina. Contax Argentina’s corporate purpose is to provide general telephone services, offering integrated services for customer-consumer relations in Argentina.

1.1.6. Contax Colômbia S.A.S

Contax Colômbia S.A.S (“Contax Colômbia”) was incorporated on March 25, 2011, with initial capital of approximately R$1, in the city of Bogota, Colombia. Contax Colômbia’s purpose is to provide telemarketing services in general, offering integrated  customer-consumer relationship services in Colombia.

1.1.7. Stratton Spain  S.L.

In May 2011, Contax took over Stratton Spain S.L. (“Stratton Spain”), and its subsidiaries Allus Spain S.L., Stratton Argentina S.A., Stratton Peru S.A. and Multienlance S/A,  the latter through its subsidiary Contax Colômbia, (which, jointly integrate “Allus Group”). Allus Group is one of the largest contact center service provider in Latin America, with 22 units distributed in Argentina, Colombia and Peru with business activity in the United States and Spain (Note 33).

1.2.    Integration of the Company’s activities with Portugal Telecom, SGPS

On January 25, 2011, the Managements of Contax and Mobitel S.A., an entity controlled by Portugal Telecom, SGPS, (“Dedic”) and its subsidiary GPTI Tecnologia da Informação S.A. (“GPTI” or, jointly with Dedic, “Dedic GPTI”), as they operate in the same business segment and their activities, customer base and services are complementary, they decided to propose to shareholders, subject to certain conditions, the integration of their activities aiming at strengthening their market positions.

1.2.1.  Dedic Share Merger into Contax

The Agreement for the Merger of Dedic Shares into Contax was executed, which, subject to certain conditions, provides for the summoning of these companies general meetings to resolve on the merger into Contax of shares issued by Dedic, accordingly, Contax’s capital increase which will be determined based on the book value of Dedic shares, according to the valuation report to be timely prepared (“Dedic Share Merger”). As a result of Dedic Share Merger, Contax will issue new common and preferred shares which will be received by current shareholders of  Dedic in replacement of Dedic shares then held thereby.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

Contax’ Management contracted a fairness opinion, independently prepared by Banco BTG Pactual S.A. (“BTG Pactual”). According to the figures indicated in referred report,  a swap ratio ranging between 0.0342 and 0.0417 common share was pointed out and ranging between 0.0343 and 0.0418 preferred share issued by Contax to each share issued by Dedic.

Based on this swap ratio range, the Managements of Contax and Dedic pointed out a swap ratio of 0.0362 common share and 0.0363 preferred share issued by Contax for each share issued by Dedic. This swap ratio will be adjusted in view of eventual declaration of dividends, as well as the companies assumption of debts.

Despite the swap ratio pointed out by Managements and notwithstanding Dedic Share Merger does not involve parent company and subsidiary, the Managements of Contax and Dedic, in compliance with the CVM Guideline Report 35/08, will properly set up an independent committee (“Independent Special Committee”) for  all purposes and pursuant to said Report. The Independent Special Committee will rely on one financial advisor who will evaluate the merger conditions of Dedic Shares.

1.2.2. Purchase and sale of shares issued by CTX Participações S.A.

On this same date, shareholders of CTX Participações S.A. (“CTX”), AG Telecom Participações S.A. (“AG Telecom”), L.F. Tel S.A. (“L.F. Tel”), Fundação Atlântico de Seguridade Social (“FASS”), Portugal Telecom SGPS and Portugal Telecom Brasil S.A. (jointly “Portugal Telecom”) reached an agreement to become shareholders of CTX in operations that will result in the acquisition of 100% shares currently held by BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (“PREVI”), Fundação Petrobras de Seguridade Social – PETROS (“PETROS”) and Fundação dos Economiários Federais – FUNCEF (“FUNCEF”), described below.

Through CTX Share Purchase Agreements executed on this date,  between AG Telecom and L.F. Tel, on the one hand, and PREVI, PETROS and FUNCEF, on the other hand; between Portugal Telecom, on the one hand, and BNDESPAR, on the other hand and Portugal Telecom, on the one hand, and PREVI, PETROS and FUNCEF, on the other hand (“Purchase Agreements”), subject to certain conditions:

(i)       AG Telecom and L.F. Tel will acquire partial interest held by PREVI, PETROS and FUNCEF in CTX; and

(ii)     Portugal Telecom will acquire 100% interest held by BNDESPAR, besides remaining interest held by PREVI, PETROS and FUNCEF in CTX.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

With the conclusion of operations provided for in the Purchase Agreement, AG Telecom and L.F. Tel will hold 36.80% interest each one in the capital stock of CTX, and Portugal Telecom will become a direct holder of shares representing 16.21% of  CTX’s capital stock.

On this same date, Shareholders’ Agreement was entered into between AG Telecom, L.F. Tel, Portugal Telecom and FASS (“Shareholders’ Agreement”), in replacement of prevailing agreements, which shall rule their relationship as shareholders of CTX. The new Shareholders’ Agreement will have its effectiveness suspended until the effective acquisition of CTX shares by Portugal Telecom.

1.2.3. CTX partial acquisition of shares issued by Contax held by Portugal Telecom / CTX’s capital increase

According to the Share Purchase Agreement executed on this date, subject to certain conditions, including the approval of Dedic Share Merger, CTX will partially acquire common and preferred shares issued by Contax received by Portugal Telecom as a result of Dedic Share Merger (“Acquisition of Contax Shares”).

In addition, on this date, the Share Subscription Agreement of CTX was executed, through which Portugal Telecom, AG Telecom, L.F. Tel and FASS undertook, subject to certain conditions, to approve CTX’s capital increase to be subscribed by Portugal Telecom and FASS (“CTX’s Capital Increase”).

Due to the Acquisition of Contax Shares and CTX’s Capital Increase and taking into account the swap ratio proposed by the Managements of Contax and Dedic and subject to analysis, evaluation and approval by the Independent Special Committee, Portugal Telecom may then hold a direct interest of 19.90% in CTX’s capital stock and a direct and indirect interest of 19.52% in Contax’s capital stock, and FASS will maintain its direct interest of 10.18% in CTX’s capital stock and an indirect interest of 3.48% in Contax’s capital stock.

1.2.4. Ownership structure after the operations mentioned above

After the conclusion of the aforementioned corporate operations, we estimate that the ownership structure of CTX and Contax will be as follows:

(i) Estimated ownership structure of CTX after the conclusion of the aforementioned operations:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

Shareholder	Common shares	Common shares - %
AG Telecom	784,730,222	24.12
L.F. Tel	1,137,460,810	34.96
Luxemburgo Participações S.A.	352,730,588	10.84
FASS	331,151,534	10.18
Portugal Telecom	647,451,385	19.90
Directors	10	-
Total	3,253,524,549	100

(ii) Estimated ownership structure of Contax (thousands of shares) after the conclusion of the aforementioned operations:

	Common	Common	Preferred	Preferred
Shareholder	shares	shares - %	shares	shares - %	Total

CTX Participações S.A.	17,871	72.70	4,136	10.40	22,007
Portugal Telecom	0,000	0.00	2,782	7.00	2,782
Outstanding shares	6,695	27.30	32,800	82.60	39,495
TOTAL	24,566	100.00	39,718	100.00	64,284

1.3.    New restricting rules on outsourced services

Currently, there is no specific legislation referring to outsourced services in Brazil. The Judiciary Branch has been discussing the issue through Precedent 331 of Labor Superior Court (TST), which authorizes the outsourcing of companies’ “ancillary activity”.

In 2009,  the Regional Labor Court (TRT) of Minas Gerais rendered a decision against a wireless operator, forbidding it from outsourcing its contact center and telemarketing activities. Also on this matter, another wireless company filed a complaint at the Federal Supreme Court (STF), evidencing that subsequent law to TST Precedent could not be revoked by it and that outsourcing in telecommunication operations is mentioned by laws in view of specialization and interests, including the national security interest, due to the nature of the activity performed.

In November 2010, the STF Justice who accepted this thesis in injunction deemed as legal the outsourcing of telecommunication operations.

Since there is no specific legislation on outsourced services, as well as labor relations deriving therefrom, and the lawmaker’s need of ratifying the concepts on this issue, the Legislative Branch found reasons to propose four (4) bills on this issue, three (3) of which are in progress at the National Congress and one (1) at the President’s Chief of Staff. New proposals establish restrictions on the outsourcing in several sectors, including contact center, thus, revealing a restricted scenario to the Company’s customers.

Labor court decisions and the enactment of eventual laws setting restrictions on the   outsourcing will characterize a stricter scenario within the scope of services currently allowed. In addition, other government measures may affect the positioning of the Company’s current and potential customers, if outsourcing is not an option, thus, causing negative effects on its profit margins and operations.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

1.4.    Authorization to issue promissory notes

At Contax’s Extraordinary General Meeting held on June 21, 2011, the issue of subsidiary’s promissory notes was approved in the amount of R$230,000 in a single series (“Promissory Notes”), for public offering pursuant to CVM Rule476/09, which refers to the tender offer of securities with restricted efforts and trading of these securities on the market (“Issue”). The promissory notes have the following characteristics:

•         Total issue amount: R$230,000;

•         Issue date: date when promissory notes are subscribed and fully paid;

•         Number of promissory notes: 115, at the unit face value of R$2,000 each;

•         Maturity date: 180 days as of the Issue Date.

Promissory notes will bear compensatory interest corresponding to the accumulated variation of 100% of daily average rates of interbank deposits – DI, over extra-group (“DI Rate”). Compensatory interest will incur on the unit face value of each promissory note, as of the issue date until the date of effective payment. Promissory notes will not be entitled to any surety, collateral or preference.

The future issue of debt comprises the Company’s financial strategy to improve its liquidity financial ratios (i.e., lengthening of the debt profile). The consolidated financial information related to the quarter and six-month period ended June 30, 2011 reflect the effects from acquiring Allus Group, with the decrease in the Company’s cash and cash equivalents and accordingly, increase in current and non-current liabilities in view of the obligations assumed with said acquisition. On June 30, 2011, the Company recorded consolidated negative net current assets in the amount of R$180,122 (positive net current assets of R$97,597 on December 31, 2010).

2.        MAIN ACCOUNTING POLICIES

2.1.    Declaration of compliance

The Company's Quarterly Financial Information - ITR comprises:

•            The consolidated financial information prepared pursuant to the International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board – IASB, and the accounting practices adopted in Brazil, referred to as Consolidated – IFRS and BR GAAP; and

•            The separate financial information of the parent company, prepared pursuant to the accounting practices adopted in Brazil, referred to as Parent – BR GAAP.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

The accounting practices adopted in Brazil comprise the practices included in the Brazilian Corporate Law, and in the Technical Pronouncements, Guidelines and Interpretations issued by the Brazilian Accounting Standards Board (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM).

In the separate financial information, investments in subsidiaries are recorded using the equity accounting method, pursuant to the Brazilian law. Therefore, these separate financial statements are considered to be in compliance with the IFRS, which require that such investments be reported at their fair value or cost in the parent company's separate financial statements.

As there is no difference between the consolidated shareholders' equity and the consolidated income attributable to shareholders of the parent company, included in the consolidated financial information prepared pursuant to the IFRS and the accounting practices adopted in Brazil, and the shareholders' equity and income of the parent company, included in the separate financial information prepared pursuant to the accounting practices adopted in Brazil, the Company has chosen to present the separate and consolidated financial information side by side.

2.2.    Basis of preparation

The financial information has been prepared under the historical cost convention, except for certain financial instruments measured at fair value, as described below. The historical cost is usually based on the fair value of the consideration paid in exchange for assets.

In addition, no significant changes occurred in the accounting policies, in relation to those stated in the Note 3 to the Company’s annual financial statements for the year ended December 31,2010.

2.3.       Basis of consolidation

The consolidated financial information includes the financial statements of the Company and of its subsidiaries, on the same reporting date and under the same accounting practices. Control is obtained when the Company has the power to control the financial and operating policies of an entity in order to derive benefits from its activity.

Thus, the balance sheet, statements of income and comprehensive statements of income consolidation process corresponds to the sum of respective assets, liabilities, revenues and expenses, added by the following eliminations between the Parent Company and its direct or indirect subsidiaries: (I) interest in the capital stock, reserves, retained earnings/accumulated losses and investments, (ii) checking account balances and other assets and/or liabilities, (iii) material transactions effects, (iv) non-controlling interest and subsidiaries shareholders’ equity.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

The results of subsidiaries acquired or sold during reporting periods are included in the consolidated statement of income and comprehensive income from the acquisition date through the disposal date, where applicable.

Whenever necessary, the financial information of the subsidiaries are adjusted to adapt their accounting policies to those determined by the Group. All transactions, balances, revenues and expenses among the companies included in the consolidated financial information (intragroup) are eliminated in full.

The Company’s financial information stated herein comprises the financial information of the following direct and indirect subsidiaries:

Telemarketing services in general	Control	Interest

Contax	Direct	100%
Contax Argentina	Indirect	100%
Contax Colômbia	Indirect	100%
Stratton Espanha	Indirect	100%

Trade Marketing
Ability	Direct	100%

Information Technology
TODO	Indirect	80%

Nova Luz Project
BRC	Indirect	100%

The figures of the balance sheets, as of June 30, 2011 and December 31, 2010 of the main items of the consolidated financial information of direct and indirect subsidiaries are shown in the chart below:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

	Direct Subsidiaries				Indirect Subsidiaries
	Contax		Ability		TODO		Contax Colombia	Stratton Espanha
	6/30/2011	12/31/2011	6/30/2011	12/31/2011	6/30/2011	12/31/2011	6/30/2011	6/30/2011

Asset:
Current	486,315	473,740	25,968	28,929	26,280	25,644	39,550	49,610
Non-current	937,006	647,590	35,278	34,598	6,794	5,789	205,534	90,662
Total assets	1,423,321	1,121,330	61,246	63,527	33,074	31,433	245,084	140,272

Liabilities:
Current	651,718	427,719	26,755	26,619	20,588	21,406	211,790	44,676
Non-current	539,985	402,286	4,738	10,438	28	27	29,610	6,075
Shareholders' equity	231,618	291,325	29,753	26,470	12,458	10,000	3,685	89,521
Total liabilities and shareholders' equity	1,423,321	1,121,330	61,246	63,527	33,074	31,432	245,084	140,272

The financial information of indirect subsidiaries BRC, Contax Argentina has not been reported given their irrelevant balances.

3.        KEY ACCOUNTING JUDGMENTS AND SOURCES OF UNCERTAINTIES IN ESTIMATES

In applying the Group’s accounting policies (Note 2), Management must make judgments and prepare estimates regarding the book value of assets and liabilities that are not easily obtained from other sources. Estimates and assumptions are based on historical experience and other factors considered significant. Actual results may differ from these estimates.

Accounting estimates and assumptions are continuously revised and are based on the track record experience and other factors, including expectations of future events deemed as reasonable for the circumstances. These estimates and assumptions may differ from actual results. Effects deriving from revisions of the accounting estimates are recognized in the revision period.

Relevant estimates and assumptions for the financial information are listed below:

3.1.                          Revenue recognition

The Group recognizes revenue on an accrual basis, when services are provided, except for certain performance-based services, which are recognized after measurement and acceptance by the customer. Most contract revenues are calculated based on indicators such as number of workstations, conversation time, and performance goals. Revenue is calculated based on information available in the Information Technology (IT) systems regarding the volume of data services provided to each customer. Revenues from performance-based services are calculated based on data available in the IT systems of the Company and of its customers. Additionally, we usually designate operations managers to revise, reconcile and discuss these indicators with customers. Some revenue adjustments are recorded after these discussions.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

3.2.                          Held-to-maturity financial assets

Management has revised the Group’s financial assets in conformity with capital maintenance and liquidity requirements, and confirmed its intention and capacity to hold these assets to maturity. The book value of held-to-maturity financial assets is R$73,325 (R$69,869 on December 31, 2010). Details on these assets are mentioned in Note 30.

3.3.                          Operating Lease Commitments – Group as a Lessor

The Group has contracted commercial leases for computer equipment and furniture. The Group has determined, based on an assessment of the terms and conditions of the contracts that assumes all the significant risks and rewards of ownership of such assets;  therefore, the Company accounts for the contracts as operating leases.

3.4.                          Impairment of goodwill

To determine if goodwill is impaired, it is necessary to estimate the value in use of the cash-generating unit goodwill was allocated to. The calculation of the value in use requires that Management estimates the future cash flow expected to be derived from the cash-generating unit, and the appropriate discount rate for the present value to be calculated.

The goodwill book value on June 30, 2011 is R$178,176 (R$49,081 on December 31, 2010).

3.5.                          Useful life of property, plant and equipment items

As described in Note 11, the Group revises the estimated useful life of property, plant and equipment items on a yearly basis, at the end of each reporting period.

3.6.                          Assessment of financial instruments

The Group uses assessment techniques that include information that is not based on observable market data to estimate the fair value of certain types of financial instruments. Note 30 provides further detail on the main assumptions used in the determination of the fair value of financial instruments, as well as the sensitivity analysis of these assumptions.

3.7.                          Non-Financial Assets Impairment Loss

An impairment loss occurs when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The calculation of fair value less costs to sell is based on available information on sale transactions for similar assets or market prices less additional costs to dispose of such asset. The calculation of the value in use is based on the discounted cash flow model. Cash flows derive from the budget for the next 5 years and do not include reorganization activities the Group has not committed with yet, or significant future investments that will improve the asset base of the cash-generating unit being tested for impairment. The recoverable value is sensitive to the discount rate used in the discounted cash flow method, as well as to expected future cash flows to be received, and to the growth rate used for extrapolation purposes.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

3.8.                          Share-based Payment Transactions

The Group measures the cost of share-settled transactions with executives based on the fair value of the equity instruments at the grant date. The estimated fair value of share-based payments requires that the most suitable assessment model be determined for the granting of equity instruments, which depends on the terms and conditions of the grant. This also requires that the most appropriate data be determined for the assessment model, including the expected life of the option, volatility and dividend yield, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are reported in Note 31.

3.9.                          Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the value and timing of future taxable results. Given the long-term nature and the complexity of existing contracts, differences between the actual results and the assumptions adopted or future changes in such assumptions could require future adjustments to the tax income and expense already recorded. The Group records provisions, based on applicable estimates, for possible consequences of auditing by tax authorities of the respective jurisdictions where it operates. The amount of such provisions is based on several factors, such as prior experiences with fiscal audits and different interpretations of the tax regulations by the taxable entity and by the tax authority in question. Such differences in interpretation may arise for the most diverse matters, depending on the conditions in force in the respective domicile of the Group’s entity.

3.10.                      Deferred and recoverable income tax and social contribution

The Group records assets related to deferred taxes resulting from temporary differences between the book value of assets and liabilities and their tax bases. Deferred tax assets are recognized to the extent that the Group expects to generate sufficient taxable profit based on projections and forecasts prepared by Management. Such projections and forecasts include several assumptions regarding the Group’s performance, foreign exchange rates, volume of services, other rates and factors that may differ from current estimates.

Under the current Brazilian tax legislation, tax losses do not expire for utilization. However, cumulative tax losses can only be offset up to 30.0% of the annual taxable profit. For further detail on deferred taxes, please refer to Note 8.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

3.11.                      Measurement at fair value of a contingent consideration

Contingent consideration in a business combination is measured at fair value on the date of acquisition as part of the business combination. If the contingent consideration is classified as a derivative, and, therefore, a financial liability is recognized, it must be subsequently remeasured at fair value on the balance sheet date. The fair value is based on the discounted cash flow and the main assumptions take into account the probability of meeting each goal and the discount factor.

3.12.                      Provisions for Tax, Civil and Labor Risks

The Company is party in several legal and administrative proceedings, as described in Note 19. Provisions are recorded for all risks referring to the lawsuits that represent probable losses and which can be estimated with a certain degree of safety. The assessment on the probability of loss includes an analysis of available evidence, the hierarchy of laws, the available court precedents, the latest decisions of courts of law and their relevance in the legal system, as well as the opinion of external legal counsels.

The Management believes that these provisions for tax, civil and labor risks are appropriately stated in the Quarterly Financial Information – ITR.

3.13.                      Provisions for payroll and related charges

Payroll and related charges are the most representative costs of the Group’s operations, and are calculated and accrued according to the payroll. Payroll and related charges include salaries, paid vacation, Christmas bonus (13th salary), social charges, profit-sharing plan for employees, and taxes on payroll, most of which is determined by the Brazilian labor law.

The provision for paid vacation considers that each employee has the right to thirty (30)-day paid vacation per year, corresponding to 133.3% of the monthly salary. The Group accrues a monthly provision for paid vacation until the benefit is paid, i.e., when the employees use their vacation. A monthly provision equivalent to one twelfth (1/12) of the monthly salary of each employee is accrued in the 13th salary provision until such benefit is paid. Benefits such as transportation and meal vouchers are recognized as expense on a monthly basis, when provided to employees.

The variable compensation plan paid to employees is based on the achievement of performance, financial and quality goals, and on individual goals of each employee, determined on a yearly basis. This provision is accrued on a monthly basis and recalculated at the end of the reporting period based on the best estimates of the goals met, as provided for in the annual budget. However, the final overall amount is only defined after being analyzed and approved by the Board of Directors.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

3.14.          Seasonality

The Company and its direct and indirect subsidiaries do not suffer seasonality in its operations.

4.        NEW IFRS PRONOUNCEMENTS AND INTERPRETATIONS STILL NOT IN EFFECT AND NOT EARLY ADOPTED BY THE GROUP

4.1.       Pronouncements, interpretations and amendments to the rules effective on June 30,2011 and without any relevant effects on the Company’s financial information.

Interpretations and amendments to the following effective rules were issued and were effective on June 30,2011, however, without any relevant effects on the Company’s Quarterly Financial Information (ITR):

Standard	Main requirements	Effective start date
Improvements to IFRSs - 2010	Amendment to several accounting pronouncements	Applicable to annual periods starting on or as of January 1, 2011
Amendments to IFRS 1	Restricted exemption referring to IFRS 7 comparative disclosures for first-time adopters	Applicable to annual periods starting on or as of July 1, 2010
Amendments to IAS 24	Related parties disclosures	Applicable to annual periods starting on or as of January 1, 2011
Amendments to IFRIC 14	Loan minimum requirement advance payments	Applicable to annual periods starting on or as of January 1, 2011
Amendments to IAS 32	Classification of issue rights	Applicable to annual periods starting on or as of February 1, 2010
IFRIC 19	Financial liabilities extinguishment through equity instruments	Applicable to annual periods starting on or as of July 1, 2010

4.2.  Pronouncements, interpretations and amendments to current rules not in force yet and not early adopted by the Company.

Standards and amendments to current rules were published and are mandatory for the Company’s annual accounting periods starting on or as of January 1, 2012. Nevertheless, these standards and amendments to the rules have not been adopted in advance by the Company.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

Standard	Main requirements	Effective start date
IFRS 9 (as amended in 2010)	Financial instruments	Applicable to annual periods starting on or as of January 1, 2013
Amendments to IFRS 1	Removal of fixed dates for IFRS first-time adopters	Applicable to annual periods starting on or as of July 1, 2011
Amendments to IFRS 7	Disclosures – transfers of financial assets	Applicable to annual periods starting on or as of July 1, 2011
Amendments to IAS 12	Deferred taxes – recovery of underlying assets when asset is measured by fair value model according to IAS 40	Applicable to annual periods starting on or as of January 1, 2012
IAS 28 (Revised in 2011) “Investments in Affiliated Companies and Shared Control Entities”	Revision of IAS 28 in order to include the amendments introduced by IFRS 10, 11 and 12	Applicable to annual periods starting on or as of January 1, 2013
IAS 27 (Revised in 2011), “Separate Financial Statements”	IAS 27 requirements related to the consolidated financial statements are replaced with IFRS 10. Separate financial statements requirements are maintained.	Applicable to annual periods starting on or as of January 1, 2013
IFRS 10 “Consolidated Financial Statements”

In replacement of IAS 27 in relation to the requirements applicable to the consolidated financial statements and SIC 12. IFRS 10 established a single consolidation model based on control, regardless of the nature of investment.

Applicable to annual periods starting on or as of January 1, 2013
IFRS 11 “Shared Agreements”

It removed the consolidation model proportional to shared control entities, only maintaining the model by the equity accounting method. It also removed the concept of “shared control assets”, only maintaining “shared control operations” and “shared control entities”.

Applicable to annual periods starting on or as of January 1, 2013
IFRS 12 “Interest in Other Entities Disclosures”	It increases disclosure requirements for entities which are or not consolidated over which entities have influence.	Applicable to annual periods starting on or as of January 1, 2013
IFRS 13 “Fair Value Measurements”

It replaces and consolidated all the guidance and requirements related to the fair value measurement contained in other IFRS pronouncements in a single pronouncement. IFRS 13 defines fair value, guides how to calculate fair value and disclosure requirements related to fair value measurement. However, it does not introduce any new requirements of amendment in relation to the items that should be measured at fair value, which remain in original pronouncements.

Applicable to annual periods starting on or as of January 1, 2013
Amendments to IAS 19 “Employee Benefits”

Removal of corridor approach, and actuarial gains or losses are recognized as other comprehensive income concerning pension plans and results of other long-term benefits, when incurred, among other amendments.

Applicable to annual periods starting on or as of January 1, 2013
Amendments to IAS 1 “Presentation of the Financial Statements”	It introduces the requirement that items recorded in other comprehensive income are separated and summed up among items which are and not are subsequently reclassified into profit and loss.	Applicable to annual periods starting on or as of January 1, 2013

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

Taking into account the Company's current operations, Management does not expect that these new standards, interpretations and amendments will have relevant effects on the financial information as of their adoption.

CPC has not issued yet respective pronouncements and amendments related to the new and revised IFRS previously presented. As a result of CPC’s and CVM’s commitment to keep updated the set of rules issued based on the updates of the International Accounting Standards Board - IASB, these pronouncements and amendments should be issued by CPC and approved by CVM until the date of their mandatory adoption.

5.        CASH AND CASH EQUIVALENTS, RESTRICT CASH AND FINANCIAL INVESTMENTS

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	6/30/2011	12/31/2010	6/30/2011	12/31/2010

Current:
Cash and banks (i)	259	315	14,814	70,491
Restricted cash - Allus Group (v)	-	-	4,163	-
Financial investments (ii)	17,751	74,238	220,345	317,312
Total current	18,010	74,553	239,322	387,803

Non-current:
Restricted cash - Ability (iii)	-	-	2,132	2,013
Restricted cash - Allus Group (v)	-	-	23,941	-
Long-term investments (iv)	51,161	48,659	73,325	69,869
Total non-current	51,161	48,659	99,398	71,882

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

(i)        The amounts are held in a bank checking account given that the Company pays suppliers, taxes and payroll for accounts payable on the first day of each month.

(ii)      The financial investments are immediately convertible into a known cash amount and are subject to an insignificant risk of changing value. These financial statements, mainly refer to bank deposit certificates paid at the variation of Interbank Deposit Certificate – (CDI).

(iii)    As a partial guarantee to the payment of the additional price, as provided for in Ability’s Agreement, Contax offers all funds deposited in the secured account. The retained amount under the Agreement is invested in CDBs, paid at a weighted average rate of 99% of the CDI. On June 30, 2011, the balance of the restricted amount recorded in the non-current assets corresponded to R$2,132, with maturity in November 2012 (Note 33).

The restricted amount deposited in a secured account will be released to the Seller in two annual installments (“annual release”), whereby (i) the first installment, due in the fourth year as of the Closing Date (August 16, 2010), will correspond to 50% of the amount resulting from the secured account, plus proportional earnings from the financial investments, and discounting the amounts corresponding to materialized contingencies (if applicable) and (ii) the second installment, due in the fifth year from the Closing Date, will correspond to the amount remaining in the secured account, after the release of the first installment, plus proportional earnings from the financial investment, and discounting the amounts corresponding to materialized contingencies (if applicable).

(iv)    On June 30, 2011, the long-term investments, amounting to R$73,325 in the consolidated (R$69,869  on December 31, 2010) and R$ 51,161 in the parent company (R$48,659 on December 31,2010), are composed of bank deposit certificates (CDB), whose original maturities will be for the consolidated in 2014 (R$30,406) and in 2015 (R$42,919), and in 2014 (R$30,406) and in 2015 (R$20,755) in the parent company and were acquired with the financial capacity and intention to be held in portfolio until maturity. These investments are valued by the acquisition cost, plus income earned against income for the year.

(v)      As partial guarantee to the payment of additional price, as provided for in Allus Agreement, Contax offers total funds deposited in the secured account. The amount retained subject to the Agreement is invested in CDBs, yielded at 99% weighted average rate of CDI. On June 30,  2011, the balance of restricted amount recorded in  current and non-current assets, corresponding to R$4,163 and R$23,941, respectively to mature within the next 36 months, with annual checks and 18 months according to the revenues deriving from services rendered to Telefônica or its affiliates by acquired companies (Note 33).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

6.        TRADE ACCOUNT RECEIVABLES (CONSOLIDATED)

	Consolidated (IFRS and BR GAAP)
	6/30/2011	12/31/2010
Customers
Related parties	14,676	12,118
Other customers (third parties)	226,395	164,184
	241,071	176,302

On June 30, 2011, the balance of accounts receivable with related parties amounting to R$1,741 (R$3,790 on December 31, 2010) is payable by Telemar Norte Leste S/A (Oi Fixa), main customer of the Company (Note 32).

Transactions with related parties account for 44% of the revenues from services rendered in the quarter ended June 30, 2011 (49% in the quarter ended June 30, 2010).

The breakdown of trade accounts receivable by maturity is shown below:

	Consolidated (IFRS and BR GAAP)
	6/30/2011	12/31/2010

Due	227,486	162,517
Overdue for up to 30 days	6,009	7,883
Overdue from 31 to 60 days	1,814	1,794
Overdue from 61 to 90 days	436	797
Overdue from 91 to 180 days	5,321	2,422
Overdue for over 180 days	1,176	889
	242,242	176,302

The allowance for doubtful account is broken down as follows:

	Consolidated (IFRS and BR GAAP)
	2011	2010
Year's opening balance	-	-
Recording of allowance for doubtful accounts	(1,171)	-
Balance in the end of the period	(1,171)	-

To determine the recovery of a receivable, the Company considers any changes to its quality as of the date the credit was granted up to the date the results are disclosed. Credit risk concentration is limited due to the large basis of independent customers. Therefore, the Company believes that provision for additional loss will not be required in addition to that one recorded on June 30,2011.

The allowance for doubtful accounts represents R$918 in Contax and R$253 in Multienlace (Allus Group).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

7.        RECOVERABLE TAXES

	Parent Company (BR GAAP)
	6/30/2011		12/31/2010
		Non		Non
	Current	Current	Current	Current

Recoverable income tax	-	-	32	-
Recoverable social contribution	-	-	11	-
Withholding income tax(i)	339	5,243	879	5,056
	339	5,243	922	5,056

	Consolidated (IFRS and BR GAAP)
	6/30/2011		12/31/2010
		Non		Non
	Current	current	Current	Current

Recoverable income tax	-	-	32	-
Recoverable social contribution	-	-	11	-
Withholding income tax-IRRF (i)	7,336	5,665	4,638	5,273
Withheld PIS/COFINS/CSLL	2,351	5	1,815	-
INSS recoverable	395	-	389	-
ISS recoverable (ii)	4	7,516	11	5,110
Other taxes recoverable	940	-	237	-
	11,026	13,186	7,133	10,383

(i)         Withheld income tax on financial investment redemptions.

(ii)        The ISS recoverable is classified as non-current assets due to the refund maturities with municipal agencies.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

8.        DEFERRED TAXES (CONSOLIDATED)

Deferred income tax and social contribution on the final dates of the fiscal periods refer to:

	Consolidated (IFRS and BR GAAP)
	6/30/2011				12/31/2011
	Temporary differences	Income tax	Social contribution	Total IRPJ/CSLL	Temporary differences	Income tax	Social contribution	Total IRPJ/CSLL
Assets:

Depreciation	13,424	3,879	620	4,499	19,148	4,786	1,724	6,510
Contingency liabilities	88,905	22,286	7,934	30,220	74,411	18,603	6,697	25,300
Goodwill from investment and other (i)	115,318	31,611	7,250	38,861	80,555	20,139	7,250	27,389
Profit sharing program	1,487	372	134	506	12,762	3,191	1,149	4,340
Tax loss	875	219	78	297	2,150	537	193	730
Deferred income tax and social contributions - assets	220,009	58,367	16,016	74,383	189,026	47,256	17,013	64,269

(i)     On December 21, 2010, Contax transferred the control of Ability to the Company through a partial spin-off of assets, as well as the liabilities mentioned above (contingent consideration amounting to R$45,585, according to the balance as of June 30, 2011). Therefore, goodwill previously recorded in Contax was transferred to Ability’s records as tax credit in the approximate amount of R$25 million, according to the balance as of June 30, 2011, pursuant to CVM Rule no. 319/99 and to the Technical Interpretation ICPC 09 (Separate Financial Statements, Consolidated Financial Statements and Use of the Equity Accounting Method). In addition, the Company has a tax credit referring to the goodwill recorded at Multienlace based on the balance of the transferring balance sheet as of April 30, 2011, calculated based on the effective rate in the country of origin (33% - Colombia) in the approximate amount of R$11 million.

As required by CVM Rule 371/02, in the fiscal year ended December 31, 2010, the Company’s Management conducted economic feasibility studies which were approved by the Company’s Management bodies, point to tax credits full realization until 2015, as follows:

Consolidated (IFRS and BR GAAP)

2011	25,636
2012	31,573
2013	7,204
2014	6,211
2015	3,759
74,383

(i)       Technical studies prepared about future taxable income consider estimates related, among other things, to the Company’s performance, as well as the behavior of operating markets and certain economical aspects. Actual amounts may differ from the adopted estimates.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

9.        PREPAID EXPENSES AND OTHER ASSETS (CONSOLIDATED)

	Consolidated (IFRS and BR GAAP)
	6/30/2011	12/31/2011

Payments in advance (i)	31,817	28,452
Credits receivable (ii)	919	4,956

	32,736	33,408

Current	32,411	30,835
Non-current	325	2,573

(i)             These basically refer to advances to suppliers, advances of payroll, vacation and transportation ticket to employees;

10.    INVESTMENTS IN SUBSIDIARIES

Below, the breakdown of investments in subsidiaries, stated in separate financial statements:

	Direct subsidiaries			Indirect subsidiaries
	Contax	Ability	Total	TODO	Contax Argentina	BRC	Contax Colômbia	Stratton Espanha	Total

Balance on December 31, 2010	290,478	26,470	316,948	8,000	848	1	-	-	8,849

Increase in investments	-	-	-	-	11,751	-	2,048	88,084	101,883

Equity income	11,787	3,282	15,069	1,966	(5,112)	-	1,563	3,609	2,025

Dividends	(74,654)	-	(74,654)	-	-	-	-	-	-

Equity valuation adjustment	4,008	-	4,008	-	(1,107)	-	74	(2,171)	(3,204)

Balance on June 30, 2011	231,619	29,752	261,371	9,966	6,380	1	3,685	89,522	109,553

(i)             As disclosed in Note 1.1.7, in May 2011, Contax took over Stratton Spain and Multienlace, the latter through its subsidiary Contax Colômbia.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

11.    PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

			Facilities in thrid-party properties (ii)
	Telecomand IT Equipment (i)	Furniture and Fixture (i)		Construction in progress (iii)			Energy equipment
Cost					Buildings	Land		Transmission	Other	Total
On December 31, 2010	405,006	98,163	283,993	35,199	3,028	831	31,402	3,247	25,638	886,507
Additions	9,626	491	421	7,694	-	-	370	193	509	19,304
Transfers	(8)	8	-	-	-	-	-	-	-	-
On March 31, 2011	414,624	98,662	284,414	42,893	3,028	831	31,772	3,440	26,147	905,811
Additions	9,819	5,534	2,815	14,052	-	-	-	44	1,850	34,114
Transfers	37	26	112	-	-	-	-	580	(755)	-
Write-offs	(8)	(31)	(786)	-	-	-	-	-	-	(825)
Acquisition from mergers (iv)	7,604	7,172	5,973	-	-	-	1,948	11,305	3,718	37,720
On June 30, 2011	432,076	111,362	292,528	56,945	3,028	831	33,719	15,370	30,960	976,820

On December 31, 2010	(316,562)	(44,170)	(100,548)	-	(322)	-	(9,349)	(1,991)	(7,692)	(480,634)
Amortization	(12,460)	(2,808)	(7,193)	-	(29)	-	-	-	(1,525)	(24,015)
Transfers	2	(2)	-	-	-	-	-	-	-	-
On March 31, 2011	(329,020)	(46,980)	(107,741)	-	(351)	-	(9,349)	(1,991)	(9,217)	(504,649)
Amortization	(11,782)	(2,872)	(7,449)	-	(32)	-	(1,058)	(122)	(870)	(24,185)
Transfers	-	-	-	-	-	-	-	322	(322)	-
Write-offs	8	-	446	-	-	-	-	-	-	453
On June 30, 2011	(340,794)	(49,850)	(114,743)	-	(382)	-	(10,406)	(1,790)	(10,408)	(528,379)

Net Property, plant and
equipment

December 31, 2010	88,444	53,993	183,445	35,199	2,706	831	22,053	1,256	17,946	405,873
June 30, 2011	91,283	61,512	177,785	56,945	2,646	831	23,314	13,579	20,552	448,441

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

The chart below shows the annual depreciation weighted average rates, which have been defined according to the assets’ economic useful lives:

Average weighted annual depreciation rate - %

Telecom and IT equipment	25.33%
Furniture and fixture	12.5%
Facilities in third-party properties	10% to 20%
Buildings	7%
Energy equipment	10%
Transmission equipment	10%
Other	13%

(i)        The acquired assets’ monthly depreciation rates under the items “IT and telecom equipment” and “furniture and fixtures” were reviewed due to the reduction of its economic useful life estimate. The evaluation studies to determine the new economic useful lives of these assets were prepared in accordance with the rules of Brazilian Association of Technical Rules (ABTN) by a specialized consultant qualified for this type of activity and supported by technical appraisal reports.

(ii)      The depreciation rates of facilities in third party’s properties consider the effectiveness term of the real estate lease agreements, which varies from five (5) to ten (10) years. The Company may renew the agreements for the same period.

(iii)    Constructions in progress mainly record the expenses related to new constructions and installations of equipment until their startup, when they are reclassified into the corresponding operational assets accounts. The additions occurred in this period are expressed by the net amount of transfers.

(iv)    Amount referring to the fixed assets recorded in Allus Group companies on the reference date of April 30,2011, whose controlling interest was acquired by Contax in May 2011.

Finance lease

Assets acquired through finance lease agreements as ruled by CVM Resolution 554/08, which approved the Technical Pronouncement CPC 06 (leasing operations), were classified as property, plant and equipment and recorded under “IT equipment” and “Furniture and fixtures” and generated R$335 and R$451 increases in depreciation on June 30, 2011 and 2010, respectively.

The book value of property, plant and equipment held under finance lease agreements on June 30, 2011 was R$1,785 (R$2,120 on December 31, 2010).

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CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

12.    GOODWILL ON INVESTMENTS

On May 18, 2001, all shares issued by the companies composing Allus Group (Note 33) were transferred to subsidiaries Contax S/A and Contax Colômbia S.A.S pursuant to the purchase and sale agreement entered into between the parties for R$246,261, of which R$161,978, as goodwill based on its economic value, in view of future profitability estimate (non-allocated goodwill amount).

In September 2010, Contax acquired full control of Ability for R$72,585, of which R$74,365 as goodwill based on its economic value, due to the estimate of business’ future profitability. On December 21, 2010, Contax transferred the control of Ability to the Company, by means of a partial spin-off and the transfer of R$49,081 as net goodwill of the tax credits to the Company. Ability recognized R$25 million as deferred income tax and social contribution in consolidated and as investment in the parent company.

6/30/2011

On December 31, 2010	49,081
Additions
Goodwill from future profitability (Grupo Allus)	161,978
On June 30, 2011	211,059

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CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

13.    OTHER INTANGIBLE ASSETS (CONSOLIDATED)

	Data Processing System (ii)	Brands and Patents	Client Portfolio (Acquisition of Grupo Allus)	Brands (Acquisition of Grupo Allus)	Total

Cost

On December 31, 2010	192,885	82	-	-	192,967
Additions	1,341	-	-	-	1,341

On March 31, 2011	194,226	82	-	-	194,308
Additions	15,571	233	-	-	15,804
Acquisition through business combination (i)	-	-	69,775	5,257	75,032
Write-offs	(73)	-	-	-	(73)

On June 30, 2011	209,724	315	69,775	5,257	285,071

Accumulated Amortization

On December 31, 2010	(123,894)	-	-		(123,894)
Additions	(6,949)	-	-		(6,949)

On March 31, 2011	(130,843)	-	-	-	(130,843)
Additions	(7,647)	(7)	-	-	(7,654)

On June 30, 2011	(138,490)	(7)	-	-	(138,497)

Net Intangible Assets

On December 31, 2010	68,991	82	-	-	69,073
On June 30, 2011	71,234	308	69,775	5,257	146,574

(i)              As disclosed in Notes 1.1.7, 12 and 33, Allus Group was acquired by Contax and Contax Colômbia for the total amount of R$246,261. During the process of adopting the Technical Pronouncement CPC 15 – Business Combinations (corresponding to IFRS3), other intangible assets were identified, such as trademarks and customer portfolio (i.e. non-contractual relationship with customers).

(ii)            According to the Management, the useful life of software is 5 (five) years.

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CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

14.    DEBENTURES

On April 20,2011, the Company raised the amount of R$57,250, deriving from the private issue of debentures, approved at the Board of Directors Meeting held on March 25,2011, as follows:

			Number of	Value at	Annual
	Issue	Type of	Outstanding	Issue	Financial
Series	Date	Issue	Debentures	Date	Charges	6/30/2011
1st series	4/20/2011	Private	3,525	35,250	105% CDI
Principal						35,250
Interest						801
Withholding income tax						(180)
						35,871

			Number of	Value at	Annual
	Issue	Type of	Outstanding	Issue	Financial
	Date	Issue	Debentures	Date	Charges	6/30/2011
2nd series	4/25/2011	Private	2,200	22,000	105% CDI
Principal						22,000
Interest						489
Withholding income tax						(110)
						22,379

						58,250

Debentures were issued in two series and are not convertible into shares. The amortization period is one year as of the issue date. Debentures were issued by Contax, aiming at strengthening its operating working capital.

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CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

15.    LOANS AND FINANCING (CONSOLIDATED)

15.1.   Loans and Financing in domestic currency

					Consolidated (IFRS and BRGAAP)
	Effectiveness			Financial
Object			Guarantees	charges	6/30/2011	12/31/2011
	Start	Maturity

In Domestic Currency
Expansion of installed capacity			Bank
(BNDES) (i)	10/2007	09/2013	guarantee	TJLP + 2% p.a.	122,728	150,033
			Accounts
			receivable
Expansion of installed capacity			from Oi
(BNDES) (i)	05/2010	09/2016	clients	TJLP + 2.73% p.a.	228,524	158,052
			Accounts
			receivable
Acquisition of domestic machinery			from Oi
and equipment	05/2010	09/2016	clients	4.5% p.a.	34,111	23,579
			Accounts
			receivable
Construction of the Santo Amaro site			from Net
(BNB)	11/2009	03/2016	clients	10% p.a.	51,190	51,203
					436,553	382,867

In foreign currency
				DTF (ii) + 2.15%
Working Capital Bancolombia	12/2008	12/2013		p.a.	29,610	-
Working Capital Interbank	03/2009	6/2014	Stand By	4.5% a 8.95% p.a.	6,145	-
Working Capital BBVA	03/2010	12/2013	Stand By	5% a 5.50% p.a.	1,360	-
Working Capital Banco Galicia	06/2011	08/2011	No guarantee	p.a.	2,765	-
Working Capital Santander	06/2011	08/2011	No guarantee	p.a.	7,645	-
Working Capital BCP	08/2010	10/2013	Stand By	3.55% a 4.9% p.a.	2,675	-

					50,201	-

					486,754	382,867

Current					124,901	64,873
Non-current					361,853	317,994

(i)    The annual long-term interest rate was 6.00% in 2011 and 2010.

(ii)   Fixed rate government bond (reference rate of the Colombian financial market)

15.2.   Summary of loans and financing

15.2.1.  Financing agreement with BNDES (Brazilian Development Bank)

Expansion of installed capacity – I

In August, 2007, Contax entered into a loan agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services rendered, productivity and investing in marketing actions. The financing funds were released in five installments, the first of them in October 2007 and the last in November 2008.

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CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

The maturity date of the financial charges was quarterly until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract. The principal shall be settled monthly as of October 15, 2009.

Contax contractually opted for tendering guarantees through sureties (Note 34) from financial institutions, in this case, not applicable to receivables structure and financial covenants on June 30, 2011. In the six-month period ended June 30, 2011, sureties costs totaled R$417 (R$743 on June 30, 2010).

Expansion of installed capacity – II

In March 2010, Contax entered into a new loan agreement with BNDES in the amount of R$323,552, divided into two sub-loans:

Sub-loan “A” in the amount of R$281,455 destined to investments to increase the installed capacity and improve facilities, implement quality programs, train human resources and invest in Research and Development, within the scope of BNDES Program for the Development of the National Industry of Software and Information Technology Services – BNDES PROSOFT; and

Sub-loan “B” in the amount of R$42,097 destined to investments to acquire domestic machinery and equipment, classified into the criteria of the Special Agency of Industrial Financing - FINAME, required by the project.

Annual interest rate of 1.73% shall incur over the principal amount of sub-loan “A” plus the TJLP variation accrued of 1% p.a., while an annual interest rate of 4.5% shall incur over the sub-loan “B”.

The principal of debt will be settled in 60 monthly and consecutive installments, the first installment maturing on October 15, 2011 and the last installment maturing on September 15, 2016. Financial charges will mature on a quarterly basis between March 2010 and September 2011, and on a monthly basis from October 2011.

Contax will tender as guarantee the receivables deriving from the Services Agreement executed with Oi Fixa, TNL PCS S/A (“Oi Móvel”) and Telemar Internet Ltda. In addition, during the effectiveness of this Agreement, Contax shall maintain the Debt Service Coverage Ratio (“Ratio”) equal or higher than 1.65, of which:

a)      Debt Service Coverage Ratio calculated by dividing the Earnings Before Interest, Tax, Depreciation and Amortization – EBITDA by Debt Service on a half-yearly basis;

56

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

b)    EBITDA corresponds to the operating income before the financial result, income tax and social contribution and depreciation and amortization expenses in the half year;

c)    The Debt Service corresponds to the amount of debt effectively paid to creditors as amortization of principal and interest rates in the half year.

On June 30, 2011, Contax reviewed the restrictive covenants referring to this financing agreement, and it concluded that said Ratio had been honored.

On May 28, 2010 the first releases referring to this agreement were received, R$70,364 referring to the sub-loan “A” and R$10,524 referring to sub-loan “B.” On December 10, 2010 the following releases referring to this agreement were received, R$87,000 referring to sub-loan “A” and R$13,000 referring to sub-loan “B.” On March 22, 2011, the following releases referring to this agreement were received, R$70,364 referring to sub-loan “A” and R$10,524 referring to sub-loan “B.”

15.2.2.  Loan agreement with Banco do Nordeste do Brasil S.A. (BNB)

In March 2010, Contax executed a loan agreement with BNB in the amount of R$51,000, aiming at financing the implementation of a new operating unit in the city of Recife, state of Pernambuco. The outstanding balance will be adjusted by a fixed rate of 10% p.a., including full performance bonus of 15%. The maturity of financial charges shall occur quarterly until March 2012, and then monthly between April 2012 and March 2015. The principal shall be paid in 36 monthly installments, from April 2012 to March 2015. As long as each installment is paid on the maturity date, the loan will bear interest rate of 8.5% p.a.; otherwise, the interest rate will be 10% p.a.

On September 21, 2010, the first release under this agreement was received for a total of R$29.880. On December 15, 2010 the second release under this agreement was received for a total of R$21,120.

15.2.3.         Working capital loans

In December 2008, Allus Group companies contracted several working capital loans with several financial institutions. On June 30,2011, the total amount for these loans was R$50,201.

57

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

The loan and financing breakdown in the six-month period ended June 30, 2011 is shown as follows:

	BNDES	BNB	BANCO INTERBANK	BANCO DE GALICIA YBUENOSAIRES S.A.	HSBC	BANCO SANTANDER S.A.	ITAÚ	BANCOLOMBIA	BCP	BBVA	TOTAL
On December 31, 2010	331,664	51,203	-	-	-	-	-	-	-	-	382,867
Acquisitions through Mergers	-	-	4,374	-	6	-	-	33,003	3,026	1,611	42,020
Release	80,888	-	4,222	6,321	15	7,914	540	-	-	-	99,900
Amortization - principal	(27,186)	-	(2,003)	(3,481)	(8)	(156)	(522)	(2,613)	(186)	(111)	(36,266)
Amortization - interest	(14,279)	(2,485)	(133)	-	-	-	-	(467)	(20)	(13)	(17,397)
Exchange variation	-	-	(56)	-	-	-	-	-	(70)	(37)	(163)
Financial charges	14,276	2,472	(259)	(75)	(13)	(113)	(18)	(313)	(74)	(90)	15,793
On June 30, 2011	385,363	51,190	6,145	2,765	-	7,645	-	29,610	2,676	1,360	486,754

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CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

As of June 30, 2011, the maturities of the principal installment recorded in non-current liabilities are as follows:

Principal

2012	70,670
2013	125,958
2014	69,355
2015	56,605
2016	39,266

361,853

The amount of interest payable will be based on future long-term interest rates.

16.    SALARIES, CHARGES AND BENEFITS

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	6/30/2011	12/31/2010	6/30/2011	12/31/2010

Payroll	16	6	111,839	57,316
Provisioned vacation	-	-	96,221	85,082
Payroll charges	116	75	71,826	72,023
Other	-	-	22,135	16,148
	132	81	302,021	230,569

17.    LIABILITIES WITH FINANCE LEASE (CONSOLIDATED)

Contax has several finance lease agreements related to IT equipment and furniture for the maintenance of its operations. These agreements are recorded at present value in current and non-current liabilities.

The Group has the right, as set forth in the agreement, to acquire the equipment at face value (significantly lower than the fair value) at the end of the lease agreements. The Group’s obligations with finance lease agreements are guaranteed by the lessees.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

	Number of	Consolidated (IFRS and BR GAAP)
Lessor	installments	6/30/2011	12/31/2010
HP Financial Services Arrendamento Mercantil S/A	60	208	2,724
IBM Brasil-Industria Maquinas e Serviços Limitada	60	181	1,424
Bradesco Leasing S/A	96	16	129
BBVA Banco Continental	36	160	-
Banco de Galicia y Buenos Aires S.A.	25	278	-
Banco de Galicia y Buenos Aires S.A.	60	67	-
Hewllet Packard	36	924	-
Total		1,834	4,277
Current		1,226	4,277
Non-current		608	-

18.    TAXES PAYABLE

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	6/30/2011	12/31/2011	6/30/2011	12/31/2011

IRPJ and CSLL(i)	73	-	3,242	16,290
ISS	22	-	12,799	14,344
PIS and COFINS	-	-	9,151	9,113
INSS paid in installments (ii)	-	-	70	646
Taxes and Contributions paid abroad (iii)	-	-	9,716	-
Other taxes payable	18	11	2,215	2,700
	113	11	37,193	43,093

(i)         There are advance payments to offset the taxes calculated, in accordance with the amounts recorded under Recoverable Income Tax and Social Contribution (Note 7).

(ii)        It refers to the payment by installments related to INSS (National Institute of Social Security) delinquency notice of joint liability, fully transferred to third parties, not affecting Contax’s results, recorded in the item “Other Assets” in the current assets.

(iii)      It refers to the value-added tax (VAT) verified in Allus Group companies and in Contax Argentina.

19.    PROVISIONS (CONSOLIDATED)

19.1.   Contingent assets

The Company has not recorded contingent assets.

The Company has five (5) lawsuits involving Sudeste Construções Empreendimentos Ltda. (“Sudeste”), alleging failure to complete the works foreseen in the construction turnkey agreement executed with Sudeste. The subject-matter of these lawsuits aims at retaining the amounts charged by Sudeste due to the failure to provide the services then contracted. On June 30, 2011, the amount involved is R$12,072.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

In view of bills unduly protested by Sudeste, motion for provisional remedy to stay protest was filed, as well as action for annulment of bills and indemnity action for property damage and personal injury.

19.2.        Contingent liabilities

The Group is party to tax, civil and labor lawsuits filed in the normal course of business and have been discussing these issues in the administrative and judicial levels, and where applicable, it is supported by court deposits. The Management, based on its legal counsels’ opinion, understands that the applicable legal measures and procedures that have already been taken in each situation are sufficient to cover possible losses and preserve the Company’s shareholders’ equity, and these are assessed periodically.

Among these lawsuits are included the legalization of certain properties, own or third-party, which the Company deems will not have unfavorable outcomes during the Company’s regular operations.

19.3.        Breakdown of contingent liabilities

	Court deposits		Provision for risks
	6/30/2011	12/31/2010	6/30/2011	12/31/2010
Tax contingencies	26,729	20,156	39,859	30,039
Labor contingencies	86,551	73,597	61,299	57,500
Civil contingencies	112	112	687	727
	113,392	93,865	101,845	88,266

19.3.1.  Tax contingencies

On June 30, 2011, the Company was party to 53 tax claims (52 lawsuits on December 31, 2010), and defendant in 19 lawsuits mainly related to contributions due to the INSS, Service Tax (ISS) and Social Integration Program (PIS)/Contribution for Social Security Financing (COFINS).

On June 30, 2011, the total provisioned for tax claims was R$39,859 (R$30,039 on December 31, 2010). Out of this amount, R$14,391 (R$12,625 on December 31, 2010) refer to PIS/COFINS and R$2,251 (R$2,347 on December 31, 2010) refer to ISS.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

19.3.2.  Labor contingencies

a)    Lawsuits filed in court

As part of its operations, the Group is the defendant in several lawsuits filed by the Unions and the Labor Prosecution Office, therefore creating a reserve to cover these demands, which the Group’s Management understands to be sufficient. On June 30, 2011, the Group was party to approximately 10,097 labor claims (8,796 on December 31, 2010). The total amount estimated for such lawsuits on June 30, 2011 was R$694,012 (R$587,614 on December 31, 2010). The company records provisions for contingent liabilities proportional to historic losses which, on June 30, 2011 amounted to approximately R$61,299 (R$57,500 on December 31, 2010).

	6/30/2011	12/31/2010

Types of risk (i)

Positive outcome is more
probable than a negative
outcome	61,299	57,500
Possible/Remote	632,713	530,114
Total	694,012	587,614

(i)    The types of risks were established by the Management based on opinion of the Company’s external legal counsels and court precedents.

The lawsuits mainly refer to: (i) overtime; (ii) equal pay; (iii) permanence in the job; and (iv) injury, physical and psychological suffering. The increased number of labor claims, from 8,796 on December 31, 2010 to 10,097 on June 30, 2011, is directly related to the significant increased number of employees since 2004.

b)   Administrative proceedings

On June 30, 2011, 292 deficiency notices, under the argument of infringement to labor laws, were pending judgment. The amounts of the deficiency notices depend on the type of violation, the number of employees involved and on whether it was the first time the alleged violation occurred in the Company. Court deposits amounting to approximately R$52 were made this year until June 30, 2011, so that the Company could file for administrative appeals, in accordance with the legal provisions.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

The Company has been challenging in full the deficiency notices with the administrative authorities and currently awaits final decisions. In case the administrative proceeding outcome is not favorable, the Company can file a lawsuit requesting the annulment of any and all debt in the administrative proceeding and the reimbursement of fines paid to present funds recorded in a provision for payment purposes.

Considering that the Company, based on the opinion of its external legal counsels, classified as “possible” the risk of losing the deficiency notices, those were not included in the contingencies and the fine amounts were not deposited.

The abovementioned labor violations mainly refer to (i) the non-compliance with the rules that regulate the occupational health and safety; (ii) the lack of intraday intervals and weekly day-offs given to employees; (iii) the non-compliance with the quota for handicapped employees; and (iv) the lack of an Occupational Accident Prevention Commission (CIPA).

According to the Brazilian law, if an entity has over 100 employees, from 2% to 5% of them should be beneficiaries of the social security who were on a labor-related leave or handicapped. Given the Company’s lack of capacity to reach this percentage, in September 2002, the Company entered into a Consent Decree (TAC) with the Labor Prosecutor Office, and the Company had 3 years to comply with substitute obligations (publication of vacant positions in newspapers) After this term, the compliance shall be evidenced whenever required. However, even with the implementation of a program to hire beneficiaries of the social security who were on a labor-related leave or handicapped, the positions available have not been completely filled, but TAC has been duly complied with.

In January 2010, the Regional Labor Superintendence notified the Company based on procedures relating to the social contribution and contributions to the government severance indemnity fund for employees related to employees transport voucher. The notification corresponds to R$29 million. The Company is currently challenging this lawsuit. Based on the opinion of the external legal counsels, the Management understands that the possibility of an unfavorable decision is “possible”.

19.3.3.  Civil contingencies

The Company has three (3) lawsuits discussing the renewal of lease agreements (“Actions for Renewal”) for the properties located in the Rubens Meireles and Passeio sites, and 2 lawsuits discussing the rental amounts set forth in the property lease agreement of the Passeio site.

In the action for Compulsory Renewal of the lease agreements of Contorno and Paulista sites, the parties reached an agreement. In other related lawsuits, the parties are negotiating.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

In addition to the aforementioned civil lawsuits, Contax was punished with a fine from Empresa Brasileira de Correios e Telégrafos, due to the violation of obligations provided for in the agreement executed between the parties on May 13, 2002 with a 6-year term of effectiveness. Fines applied at the end of the agreement term amounted to R$2,645 million, due to alleged violation of phone calls confidentiality, failure for not transferring toll-free phone calls (0800) and failure for not recording 100% of the phone calls. The fine amount was arbitrarily retained by Brazilian Postal Company of amounts overdue to Contax, as a result of the contact center services agreement.  In spite of this fact, Contax believes legal grounds are sufficiently strong to challenge the equity of these fines, then, the Company accrued R$442thousand. Contax filed an action for annulment, ensuring the amount of the claim through a surety insurance policy and obtained an injunction on November 30,2009 to release the amount retained by the Brazilian Postal Company.

In June 2010, the Brazilian Postal Company deposited R$2,645 million, on behalf of Contax, in observance to the injunction.

19.4.     Breakdown of  provisions for contingencies and legal obligations in judicial dispute

The breakdown of provisions for tax, labor and civil risks in the period ended June 30, 2011, is shown below:

	PIS/COFINS (i)	FAP (ii)	Tax on services – ISS	INSS	CSLL (iii)	Tax	Labor (iv)	Civil	Total

On December 31, 2010	12,625	14,711	2,349	178	176	30,039	57,500	727	88,266
Additions	1,597	7,121	-	-	-	8,718	10,251	14	18,983
Usage	-	-	-	-	-	-	(5,529)	-	(5,529)
Reversal	-	-	-	-	-	-	(3,056)	(27)	(3,083)
Monetary restatement	169	910	(98)	125	(4)	1,102	2,133	(27)	3,208
June 30, 2011	14,391	22,742	2,251	303	172	39,859	61,299	687	101,845

(i)     Provisioned amount related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the granting of interlocutory relief for the appeal until decision of the interlocutory appeal 2007.01.00.017041-3/DF with the Federal Regional Court of the 1st region.

(ii)   The Company is arguing in court the application of the multiplier FAP – Accident Prevention Factor incurred on the social security charge RAT – Occupational Accident Risk, whose new system of calculation took effect as of January 1, 2010. On February 11, 2010, an injunction was obtained to make the court deposit deriving from the difference resulting from FAP multiplier.

(iii)   It refers to the 2004 negative basis of social contribution used to offset the payment of subsequent year’s estimate and not formalizing in PER/Dcomp.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

(iv)   The labor claims filed against Contax by employees and former employees hired by it during its operations amounted to R$57,475. According to the service agreements executed between Oi Fixa and Contax, labor claims arising from the migration of employment contracts shall be incumbent upon that entity, whose amount was recorded as corresponding entry to “Credits receivable”. The amount of labor claims under Oi Fixa’s responsibility represents R$185.

The amount for labor contingencies related to Ability was R$3,797 on June 30, 2011 (R$3,826 on December 31, 2010).

19.5.          Contingent liabilities classified as possible losses

On January 22, 2010, Contax was assessed by the Regional Labor and Employment Superintendence (SRTE) of Rio de Janeiro, in the amount of R$29,136. In the assessment notice, which concerns the period from January 2001 to February 2009, the demanded amounts relate to the FGTS (Government Severance Indemnity Fund for Employees) (Law 8,036/90) and the Social Contribution (Supplementary Law nº 110/01) levied on the cash payments made to Contax’s employees corresponding to the transport voucher fringe benefit. Contax challenged the assessment notice in the administrative level and currently awaits judgment.

The Management, based on the opinion of its external legal counsels, considers the likelihood of loss as possible and did not record any provision for eventual unfavorable outcomes.

In addition to the FGTS notification, on June 30, 2011, the Company had tax and civil contingent liabilities, restated based on the SELIC rate, amounting to R$44,932 and R$26,473, respectively (R$44,932 and R$26,473 on December 31, 2010, respectively). These amounts are not provisioned given that Contax filed an appeal and took into consideration the opinion of its external legal counsels, to whom the likelihood of losses is possible or remote.

20.    OTHER LIABILITIES (CONSOLIDATED)

	Consolidated (IFRS and BR GAAP)
	6/30/2011	12/31/2010

Deferred income (i)	17,064	23,107
Other accounts payable (ii)	2,706	1,164
Advances from customers for promotional onlending (iii)	6,714	65
	26,484	24,336

Current	25,544	23,171
Non-current	940	1,165

(i)             It refers to deferred revenues, which are allocated to income statement upon their effective realization.

(ii)           It mainly refers to charges payable on payroll.

(iii)          It mainly refers to accounts payable due to Allus Group companies foreign market relationship.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

21.    CAPITAL

21.1.   Capital stock

The subscribed and paid-up capital on June 30, 2011 and December 31, 2010 was R$223,873, represented by 59,770,600 non-par registered book-entry shares (23,089,600 common shares and 36,681,000 preferred shares). Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall have priority of refund in the event the Company is liquidated, without premium, and in the payment of non-cumulative minimum dividends of (i) 6% per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (ii) 3% of net equity value of shares, prevailing the highest amount between (i) and (ii).

The preferred shares may represent up to two thirds of the total shares issued by the Company, with the possibility of changing the previous existing ratio between common and preferred shares.

	Number of shares		Capital interest
	6/30/2011	12/31/2010	6/30/2011	12/31/2010

Common shares	23,089,600	23,089,600	86,483	86,483
Preferred shares	36,681,000	36,681,000	137,390	137,390
			223,873	223,873

21.1.1 Common shares

Each common share entitles its holder to a voting right at the Company’s General Shareholders’ Meeting. Except for the provisions set forth in law, the resolutions of the General Shareholders’ Meeting are voted by common shareholders. Blank votes will not be computed.

21.1.2. Preferred Shares

Preferred shares issued by the Company do not have voting rights. They, however, have priority in reimbursement if the Company is liquidated, without premium, and in the payment of minimum non-cumulative dividends of (i) 6% per year, whose amount is the remainder of capital subscribed divided by the number of shares, or (ii) 3% of the net worth of shares, whichever is the higher. The payment of the minimum statutory dividend depends on income payable or earned profit reserves.

Preferred shareholders can obtain unrestricted voting rights as of the moment the Company no longer pays dividends for 3 (three) consecutive years. Voting rights will last until dividends are duly paid.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

Stock option granted to executives by the stock option plan

On June 30, 2011, the program’s beneficiaries held approximately 351,868 (401,868 on December 31, 2010) stock options for the Company’s common shares of which 1,868 (1,868 on December 31, 2010) expire on October 1, 2012, 300,000 (300,000 on December 31, 2010) expire on October 1, 2013, and 50,000 (100,000 on December 31, 2010)expire on October 1, 2014.

Stock options granted within the scope of the stock option plan do not entitle its holders to voting or dividend rights. For more information on the stock option plan, see Note 31.

First reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, at the ratio of 20 shares for 1 share of the same type. As per the notice to shareholders, a term until November 16, 2007 was granted to carry out the adjustments to share positions. The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

Share fractions resulting from reverse split were divided, grouped into whole numbers and sold at Bovespa auction on August 13, 2008, as per Notice to the Market dated August 12, 2008. The amounts resulting from this auction totaled R$22,106, out of which R$5,762 were transferred to shareholders of fractioned shares. The R$16,282 non-transferred amount corresponds to shareholders whose shares are either blocked or their records are not updated and will be exclusively paid upon the presentation of the supporting documentation evidencing the unblocked shares and/or shareholder’s identification, whichever is the case.

Second reverse split of shares

The following was approved at the Extraordinary General Meeting held on October 27, 2009, (i) the share reverse split, at the 50:1 share ratio, according to the corresponding types and (ii) the concurrent splitting of all shares existing after the reverse split, at the 1:200 share ratio of the same type, pursuant to Article 12 of Law 6,404/76.

The concurrently share reverse split and split aim at: (a) adjusting the shareholder base and decrease the administrative and operating costs for the Company and shareholders; (b) improving the efficiency of records, controls and reporting systems; (c) diminishing the possibilities of errors of information and communication, improving services to the Company’s shareholders; and (d) maintaining the quoted value of Company’s shares in the market at an attractive trading level, providing better liquidity to the Company's shares in the market.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

As per the notice to shareholders, a term until January 15, 2010 was granted to carry out the adjustments to share positions. Once elapsed the terms for shareholding adjustments by shareholders, eventual fractions of shares resulting from the reverse split, except for those which are manifestly expressed by the holder’s non-participation in the auction, would be reversely split into whole figures and sold in an auction to be held at BM&FBOVESPA S.A.

The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

As of January 18, 2010, the Company’s shares began to be traded exclusively at the ratio resulting from the reverse split and simultaneous split of shares, carried out on said date. Said transactions resulted in 59,770,600 shares, of which 23,089,600 are common shares and 36,681,000 are preferred shares.

21.2.     Policy of dividend distribution

In compliance with the Company’s Bylaws, preferred shares are entitled to receive until the limit of available profit and reserves, non-cumulative dividend corresponding  to (i) six percent of the product from division of subscribed capital stock by total number of shares, and (ii) three percent of each share book value (“Preferred Dividend”), whichever the highest amount. In the event of additional profit to be shared, the Company is required to share with all shareholders an amount corresponding to, at least, twenty-five percent of the adjusted net income (“Mandatory Dividend”), as provided for in the Brazilian Corporation Law. The Company is required to pay the Mandatory Dividend to the preferred shareholders to the extent Preferred Shares Dividends are paid. The payment of Mandatory Dividend may be restricted to the realized net income for the year, provided that the difference is recorded as unrealized reserve. The net income recorded as unrealized profit reserve, when realized, and, as long as it is not offset by losses of subsequent years, it shall be added to the first dividend declared, after respective realization. The Company may carry out other distributions, to the extent profits and reserves are available. All distributions mentioned above may be realized as dividends or as interest on equity, income tax-deferred.

At the Annual General Meeting held on April 25, 2011 the proposal for the allocation of net income for the year ended December 31, 2010, was approved as follows: (a) allocation of R$5,425 to the legal reserve; (b) dividends distributed to Company’s shareholders with ownership position on the payment date, amounting to R$100,000; and (c) allocation of R$3,073 to the statutory reserve.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

22.    RESERVES AND EQUITY VALUATION ADJUSTMENTS

22.1.   Capital reserve on the subscription of shares and stock option plan

The capital reserve, amounting to R$50,000, was set up and paid-up in November 2004. On June 30, 2011, its balance was R$16,799, due to utilization resolved at the Meeting.

	6/30/2011	12/31/2010

Balance at the beginning of the year	14,731	19,639
Acquisition of own shares	(1,002)	-
Stock Option Plan:
2007 Program	-	(7,024)
2010 Program	3,070	2,116
Balance at the end of the year/quarter	16,799	14,731

22.2.   Profit Reserves

Legal reserve

According to Article 193 of the Brazilian Corporation Law, this reserve is recorded based on 5% of the net income for each year, and should not exceed 20% of the capital stock paid-up or 30% of the capital stock realized plus the capital reserves. The legal reserve guarantees the integrity of the capital stock and can only be used to offset losses or increase capital. It cannot be paid as dividends.

Statutory reserve

Pursuant to Article 194 of the Brazilian Corporation Law and to Article 29 of the Company’s Bylaws, the Company allocated a Statutory Reserve to ensure investments of the Company’s interests, as well as to preserve its working capital. The Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

As per resolutions of the Board of Directors, the Statutory Reserve was partially used in share buyback programs (Note 23).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

22.3.   Equity Valuation Adjustments

Reserve for the translation of foreign currency

	6/30/2011	12/31/2010

Balance at the beginning of the year	(46)	-
Foreign exchange differences from the
translation of assets from operations abroad	4,008	(46)
Balance at the end of the year/quarter	3,962	(46)

Exchange differences related to the translation of net assets of the foreign subsidiaries operations, from its functional currencies to the Company’s reporting currency (Brazilian Real) are directly recognized in “Other comprehensive income” and accumulated in the reserve for the translation of foreign currency.

23.    TREASURY SHARES

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deduced from shareholders’ equity. No gain or loss is recognized in the income statement upon the purchase, disposal, issue or cancellation of the Company’s own equity instruments. Any difference between the book value and consideration is recognized in other capital reserves.

23.1.   Share buyback

23.1.1.  First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of  5,886,700 common shares and 11,773,900 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

23.1.2.  Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve accounts, which amounted to the buyback of 5,298,300 common shares and 24,058,190 preferred shares, cancelled on July 31, 2007, thus 1,750,000 common shares are held in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

23.1.3.  Third share buyback program

At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 3,193,472 common shares and 18,277,422 preferred shares, cancelled on October 17, 2007, of which 1,750,000 common shares are held in treasury, pursuant to the resolutions of the General Extraordinary Meeting, totaling 3,500,000 common shares in treasury.

23.1.4.  Fourth share buyback program

At the Extraordinary Meeting held on September 5, 2008, the Board of Directors approved a new share buyback program, with funds from Capital Reserve and Statutory Reserve accounts, totaling the buyback of 52,337 common shares and 861,664 preferred shares, which are held in treasury.

The Extraordinary General Meeting held on December 17, 2008 approved the cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, without decreasing the Company’s capital stock, and 166,018 common shares are held in treasury.

23.1.5.  Fifth share buyback program

The Extraordinary General Meeting held on October 27, 2009 approved the Company’s Share Buyback Program pursuant to CVM Rule 10/80 and subsequent amendments, without reducing the Capital Stock. Funds from the capital and statutory reserves will be used for the acquisition of shares, excluding the amount of treasury shares. The maximum number of shares to be acquired is 699,996 common shares and 1,945,000 preferred shares, which represent less than 10% of outstanding common and preferred shares. Said Program may be implemented up to October 28, 2010.

Until June 30, 2011, 15,120 common shares were repurchased.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

			R$
	Thousand		Average	Maximum	Minimum
	of shares	Buyback price	price	price	price
Preferred shares
1st Share Buyback Program	11,774	21,517	1.83	1.95	1.61
Cancellation of shares	(11,774)	(21,517)	1.83
2nd Share Buyback Program	24,058	46,242	1.92	2.00	1.84
Cancellation of shares	(24,058)	(46,242)	1.92
3rd Share Buyback Program	18,277	46,424	2.54	2.65	2.46
Cancellation of shares	(18,277)	(46,424)	2.54
4th Share Buyback Program	862	36,206	42.00	42.81	41.59
Cancellation of shares	(862)	(36,206)	42.00
	-	-
Common shares
1st Share Buyback Program	5,887	19,097	3.24	3.41	3.12
Cancellation of shares	(5,887)	(19,097)	3.24
2nd Share Buyback Program	5,298	16,144	3.05	3.29	2.97
Cancellation of shares	(3,548)	(10,812)	3.05
3rd Share Buyback Program	3,193	11,287	3.53	3.62	3.52
Cancellation of shares	(1,443)	(5,102)	3.54
Sale of shares	(180)	(605)	3.36
	3,320	10,912
Grouping of shares (1/20)	166	10,912	65.73
4th Share Buyback Program	52	2,730	52.50	52.94	51.73
Cancellation of shares	(52)	(3,270)	62.88
5th Share Buyback Program	3	314	97.97	98.83	85.00
	169	10,686
Reverse split (1/50) and Split
(1/200) of shares	677	10,686	15.79
5th Share Buyback Program	216	6,311	29.23	30.00	28.50
Sale of shares	(893)	(16,996)	19.04
5th Share Buyback Program	102	2,971	29.13	30.00	25.59
Sale of shares	(19)	(568)	29.89
	83	2,404
5th Share Buyback Program	369	11,254	30.14	32.00	29.25
Sale of shares	(50)	(1,511)	30.22
Sale of shares	(50)	(1,511)	30.22

	352	10,636

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Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

24.    NON-CONTROLLING INTEREST

	Consolidated
	(IFRS and BR GAAP)
	6/30/2011	12/31/2010
Balance at the beginning of the year	2,000	1,445
Profit sharing for the year/quarter	492	555
Balance at the end of the year/quarter	2,492	2,000

25.    REVENUE (CONSOLIDATED)

The reconciliation between the gross revenue and net operating revenue reported in the income statement for the quarter is as follows:

	Consolidated (IFRS e BR GAAP)
	Quarter ended		Six month-period ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010

Gross revenue	764,900	630,479	1,439,780	1,230,985

Tax on sales
COFINS	(23,544)	(19,014)	(45,359)	(37,078)
ISS	(24,973)	(22,606)	(48,838)	(44,487)
PIS	(4,964)	(4,119)	(9,616)	(8,033)
Net revenue	711,419	584,740	1,335,967	1,141,387

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

26.    OPERATING SEGMENTS

26.1.   Products and services that generate revenue for reportable segments

The information presented to the main decision maker to allocate funds and assess the segment performance is focused on the type of services provided, thus, according to the IFRS 8 and CPC 22, the Group is divided into 3 segments of operation:

(a)      Provision of telephone assistance services in general (Contax, Contax Argentina and Allus Group);

(b)      Provision of information technology services in general (TODO); and

(c)      Provision of publicity and advertising services (Ability).

Pursuant to the IFRS 8 and CPC 22, information per segment is presented only in the consolidated financial statements.

26.2.   Revenues and results from reportable segments

The table below shows an analysis of the results of operations of the Group by reportable segment:

	Quarter ended 6/30/2011

	Telemarketing	IT services in	Publicity and advertising	Write-off between segments and
	services in general	general	services	others	Consolidated

Net operating revenue	738,469	30,799	26,938	(84,787)	711,419
Cost of services rendered	(657,202)	(25,082)	(20,886)	71,247	(631,924)
Gross operating income	81,267	5,717	6,052	(13,540)	79,495

Operating revenue (expenses):
Selling	(8,566)	(510)	(386)	925	(8,537)
General and administrative	(49,866)	(2,822)	(4,007)	7,568	(49,127)
Management fees	-	-	-	(2,273)	(2,273)
Financial revenue	6,418	313	358	1,996	9,086
Financial expenses	(17,686)	(105)	(136)	2,157	(15,770)
Other operating expenses, net	(4,816)	(133)	(20)	(356)	(5,327)
	(74,516)	(3,257)	(4,191)	10,017	(71,948)

Operating revenue before income tax and social contribution	6,751	2,460	1,861	(3,523)	7,547

Income tax and Social Contribution:
Current	1,120	(600)	(739)	(1,663)	(1,882)
Deferred	(206)	(352)	(34)	276	(316)

Net income for the year	7,665	1,508	1,088	(4,910)	5,349

Non-controlling interest					302

Net income for the year					5,651

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Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

	Quarter ended 6/30/2010
				Write-off between
	Telemarketing	IT services in	Publicity and advertising	segments and
	services in general	general	services	others	Consolidated

Net operating revenue	589,882	23,352	-	(28,493)	584,740
Cost of services rendered	(497,156)	(20,985)	-	14,595	(503,546)
Gross operating income	92,726	2,367	-	(13,898)	81,194

Operating revenue (expenses):
Selling	(4,859)	(66)	-	81	(4,845)
General and administrative	(28,326)	(2,135)	-	1,800	(28,661)
Management fees	0	0	-	(5)	(5)
Financial revenue	4,626	192	-	3,083	7,902
Financial expenses	(7,240)	(12)	-	(199)	(7,452)
Other operating expenses, net	(4,401)	(54)	-	(1,962)	(6,417)
	(40,200)	(2,075)	-	2,798	(39,478)

Operating revenue before income tax and social contribution	52,526	292	-	(11,100)	41,716

Income tax and Social Contribution:
Current	(16,961)	(60)	-	(528)	(17,549)
Deferred	2,628	(32)	-	(220)	2,375

Net income for the year	38,193	200	-	(11,848)	26,542

Non-controlling interest					40

Net income for the year					26,582

	Six-month period ended 6/30/2011
				Write-off between
	Telemarketing	IT services in	Publicity and advertising	segments and
	services in general	general	services	others	Consolidated

Net operating revenue	1,340,607	56,381	52,200	(113,220)	1,335,967
Cost of services rendered	(1,190,409)	(45,686)	(40,436)	97,212	(1,179,320)
Gross operating income	150,198	10,695	11,764	(16,008)	156,647

Operating revenue (expenses):
Selling	(16,862)	(1,254)	(528)	1,669	(16,975)
General and administrative	(88,743)	(5,915)	(6,537)	9,382	(91,813)
Management fees	-	-	-	(3,070)	(3,070)
Financial revenue	14,057	610	568	4,972	20,208
Financial expenses	(27,902)	(128)	(255)	2,410	(25,875)
Other operating expenses, net	(12,950)	(197)	(44)	(344)	(13,537)
	(132,400)	(6,884)	(6,796)	15,019	(131,062)

Operating revenue before income tax and social contribution	17,798	3,811	4,968	(989)	25,585

Income tax and Social Contribution:
Current	(4,280)	(943)	(1,618)	(2,026)	(8,867)
Deferred	(765)	(409)	(68)	333	(909)

Net income for the year	12,753	2,459	3,282	(2,682)	15,809

Non-controlling interest					492

Net income for the year					16,301

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Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

	Six-month period ended 6/30/2010
	Telemarketing services in general	IT services in general	Publicity and advertising services	Write-off between segments and others	Consolidated

Net operating revenue	1,189,178	44,615	-	(92,405)	1,141,387
Cost of services rendered	(1,025,013)	(40,701)	-	88,231	(977,483)
Gross operating income	164,165	3,914	-	(4,174)	163,904

Operating revenue (expenses):	(12,346)	(66)	-	81	(12,332)
Selling	(60,819)	(4,303)	-	2,994	(62,128)
General and administrative	-	-	-	(344)	(344)
Management fees	9,189	332	-	4,475	13,997
Financial revenue	(13,274)	(32)	-	(186)	(13,493)
Financial expenses	(12,536)	(90)	-	192	(12,434)
Other operating expenses, net	(89,786)	(4,159)	-	7,212	(86,734)

Operating revenue before income tax and social contribution	74,379	(245)	-	3,038	77,170

Income tax and Social Contribution:
Current	(28,190)	(105)	-	(527)	(28,822)
Deferred	2,048	1,036	-	(1,306)	1,777

Net income for the year	48,237	686	-	1,205	50,125

Non-controlling interest					137

Non-controlling interest					50,262

The segment revenue presented above corresponds to the revenue from external customers. There were services sold among segments in the reported years, between Contax and TODO.

The accounting policies for the reportable segments are the same as the Group’s, as described in Note 2.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

26.3.   Assets and liabilities of reportable segments

	6/30/2011
				Write-off
	Telemarketing			between
	services in	IT services in	Publicity and advertising	segments and
	general	general	services	others	Consolidated

Assets:
Current	582,724	26,280	25,968	(111,142)	523,830
Non-current	1,023,641	6,793	35,278	(160,120)	905,592
Goodwill	211,059	-	-	-	211,059
Total assets	1,817,424	33,073	61,246	(271,262)	1,640,481

Total liabilities	1,448,044	20,616	31,493	(229,609)	1,270,345

	12/31/2010
				Write-off
	Telemarketing			between
	services in	IT services in	Publicity and advertising	segments and
	general	general	services	others	Consolidated

Assets:
Current	473,740	25,644	28,929	73,760	602,073
Non-current	647,590	5,789	34,598	39,426	727,403
Goodwill	-	-	49,081	-	49,081
Total assets	1,121,330	31,433	112,608	113,186	1,378,557

Total liabilities	830,005	21,433	37,057	69,091	957,586

In order to monitor the segment performance and to allocate funds among the segments:

•           Goodwill was allocated to the reportable segments of publicity and advertising as described in Note 12. The assets jointly used by the reportable segments are allocated based on the revenues generated by each reportable segment; and

•           All liabilities are allocated to the reportable segments, except for “Other financial liabilities”, loans and deferred tax liabilities. Liabilities under the joint responsibility of reportable segments are allocated proportionally to the segment's assets.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

26.4.             Geographic information

The Group operates in the following geographic regions: Brazil (domestic), Spain, Peru, Colombia and Argentina. The revenue from the Group’s operations, resulting from external customers by geographic region are detailed as follows:

	Consolidated (IFRS and BR GAAP)
	Quarter ended		Six month-period ended
	6/30/11	6/30/10	6/30/11	6/30/10

Brazil	654,416	584,740	1,276,122	1,141,387
Colombia	26,277	-	26,277	-
Argentina	21,452	-	24,294	-
Peru	5,706	-	5,706	-
Spain	3,568	-	3,568	-
	711,419	584,740	1,335,967	1,141,387

26.5.   Information on main customers

The amount of R$363,308 (R$727,513-2010) deriving from services provided to Telemar Norte Leste S/A (“Oi Fixa”), the Company’s main customer, is included in the total revenue, representing approximately 57% of total revenue for the six-month period (58% - 2010).

27.    INFORMATION ON THE NATURE OF COSTS AND EXPENSES RECOGNIZED IN THE INCOME STATEMENT

The Company reported an income statement classifying the costs and expenses based on their function. The information on the nature of these costs and expenses recognized in the income statement is presented below:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

	Parent Company (BR GAAP)
	Quarter ended on		Six-month period ended on
	6/30/2011	6/30/2010	6/30/2011	6/30/2010

Depreciation and amortization	-	-	-	-
Personnel expenses	2,633	404	3,840	1,135
Raw material and use and consumption materials	-	-	-	-
Third party services	255	181	591	417
Electricity	-	-	-	-
Rent and insurance	19	2	42	46
Freight	-	-	-	-
Other expenses	609	216	1,149	555
	3,516	803	5,622	2,153
Classified as:
Cost of services rendered	-	-	-	-
Selling	-	-	-	-
General and administrative	1,527	589	1,956	1,555
Management compensation	1,422	-	3,070	344
Financial expenses	563	211	540	219
Other operating expenses, net	4	3	56	35
	3,516	803	5,622	2,153

		Consolidated (IFRS and BR GAAP)
		Quarter ended on		Six-month period ended on
	Note	6/30/2011	6/30/2010	6/30/2011	6/30/2010

Depreciation and amortization		32,969	30,093	63,934	59,197
Personnel expenses		529,520	403,848	987,216	794,088
Raw material and use and consumption materials		5,389	3,340	9,380	5,880
Third party services		65,918	48,205	119,253	90,072
Electricity		14,443	13,210	27,905	26,277
Rent and insurance		30,964	23,818	58,478	48,469
Freight		213	265	385	411
Other expenses		33,542	28,212	64,039	53,885
		712,958	550,991	1,330,590	1,078,279
Classified as:
Cost of services rendered	27.1	631,924	503,546	1,179,320	977,483
Selling	27.1	8,537	4,845	16,975	12,332
General and administrative	27.1	50,972	28,661	91,813	62,128
Management compensation	27.3	428	5	3,070	344
Financial expenses	27.4	15,770	7,452	25,875	13,493
Other operating expenses, net	27.2	5,327	6,482	13,537	12,499
		712,958	550,991	1,330,590	1,078,279

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

27.1.   Cost of services provided and operating expenses

	Consolidated (IFRS and BR GAAP)
	Six-month period ended on 6/30/2011

	Cost of
	services		General and
	rendered	Selling	administrative	Total

Personnel (i)	923,326	8,255	52,566	984,147
Share-based compensation (ii)	-	-	-	-
Outsourced services (iii)	133,269	2,148	26,865	162,282
Depreciation / amortization (iii)	58,453	-	5,481	63,934
Rent and insurance (iv)	53,410	-	5,068	58,478
Marketing, sponsorship, donations	356	5,576	981	6,913
Other inputs	10,506	996	852	12,354

	1,179,320	16,975	91,813	1,288,108

	Six-month period ended on 6/30/2010
	Cost of
	services		General and
	rendered	Selling	administrative	Total

Personnel (i)	752,084	6,717	34,943	793,744
Share-based compensation (ii)	-	-	-	-
Outsourced services (iii)	117,044	1,756	18,405	137,205
Depreciation / amortization (iii)	54,115	5	5,077	59,197
Rent and insurance (iv)	46,137	-	2,332	48,469
Marketing, sponsorship, donations	90	3,843	896	4,829
Other inputs	8,013	11	475	8,499

	977,483	12,332	62,128	1,051,943

	Consolidated (IFRS and BR GAAP)

	Quarter ended 6/30/2011

	Cost of
	services		General and
	rendered	Selling	administrative	Total

Personnel (i)	496,235	3,794	27,219	527,248
Share-based compensation (ii)	-	-	-	-
Outsourced services (iii)	71,804	1,407	14,966	88,177
Depreciation / amortization (iii)	29,941	-	3,028	32,969
Rent and insurance (iv)	27,942	-	3,022	30,964
Marketing, sponsorship, donations	203	2,343	206	2,752
Other inputs	5,799	993	686	7,478

	631,924	8,537	49,127	689,588

	Quarter ended 6/30/2010
	Cost of
	services		General and
	rendered	Selling	administrative	Total

Personnel (i)	384,918	2,589	16,336	403,843
Share-based compensation (ii)	-	-	-	-
Outsourced services (iii)	60,596	402	11,211	72,209
Depreciation / amortization (iii)	30,887	3	(797)	30,093
Rent and insurance (iv)	22,604	-	1,214	23,818
Marketing, sponsorship, donations	68	1,842	379	2,289
Other inputs	4,473	9	318	4,800

	503,546	4,845	28,661	537,052

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

(i)             Costs with personnel have increased due to the growth of the business volume and to salary increases provided for in collective bargaining agreements.

(ii)            The outsourced services considered as Cost of Services Rendered refer mainly to expenses with workstation maintenance, facilities and data processing, while the third-party services considered as selling, general and administrative expenses refer, substantially, to expenses with consulting services, traveling, and legal advice, among others.

(iii)          Assets acquired through finance lease agreements were classified as property, plant and equipment in compliance with the Technical Pronouncement CPC 06 (Lease Operations) and have been depreciated on a straight-line basis based on the asset’s estimated useful life (Note 11).

(iv)          They substantially represent expenses with rental of properties used in the operations and operational infrastructure of the contact center.

27.2.   Other operating revenues (expenses)

	Parent Company ( BR GAAP)
	Quarter ended		Six-month period ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010

Other Operating Expenses
Other	(4)	(3)	(56)	(34)
	(4)	(3)	(56)	(34)

	(4)	(3)	(56)	(34)

	Consolidated (IFRS and BR GAAP)
	Quarter ended		Six-month period ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010

Other Operating Revenues
Reversal of provision (Note 19)	5,139	2,977	8,558	5,862
Recovered expenses	848	40	1,736	72
	5,987	3,017	10,294	5,934

Other Operating Expenses
Provision for contingencies (Note 19)	(7,441)	(7,498)	(17,677)	(14,468)
IPTU	(1,291)	(1,237)	(2,610)	(2,451)
Other	(2,582)	(699)	(3,544)	(1,449)
	(11,314)	(9,434)	(23,831)	(18,368)

	(5,327)	(6,417)	(13,537)	(12,434)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

27.3.     Employees benefits expenses (Consolidated)

	Quarter ended		Six month-period ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010

Fixed compensation	272,882	205,783	505,190	410,477
Payroll charges	109,078	70,542	205,411	166,875
Stock option plan	2,273	5	3,070	344
	384,233	276,330	713,671	577,666

27.4.   Net financial income

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)		Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	Six-month period ended		Six-month period ended		Quarter ended		Quarter ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010	6/30/2011	6/30/2010	6/30/2011	6/30/2010

Financial Revenue
Return on investments (i)	5,740	4,445	15,422	12,788	2,354	2,914	6,260	7,204
Interest on debentures (Note 14)	1,290	-	-	-	1,290	-	-	-
Interest and monetary restatement on other assets	-	191	3,668	193	-	191	1,915	(316)
Other	549	171	1,118	1,016	550	171	911	1,014

	7,579	4,807	20,208	13,997	4,194	3,276	9,086	7,902

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)		Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	Six-month period ended		Six-month period ended		Quarter ended		Quarter ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010	6/30/2011	6/30/2010	6/30/2011	6/30/2010

Financial expenses
Interest and monetary variations on other liabilities	(552)	(172)	(1,832)	(564)	(552)	(171)	(1,773)	(439)
Interest and monetary restatement of provisions	-	-	(3,218)	(2,151)	-	-	(1,982)	(1,435)
Interest on BNDES financing (Note 15)	-	-	(14,276)	(7,973)	-	-	(7,770)	(4,166)
Interest on BNB financing (Note 15)	-	-	(2,472)	-	-	-	(1,242)	-
Interest on leasing (Note 17)	-	-	(770)	(1,462)	-	-	(469)	(710)
Commission - Bank letter(ii)	-	-	(671)	(743)	-	-	(266)	(314)
Other financial expenses(iii)	12	(47)	(2,636)	(600)	(11)	(40)	(2,268)	(388)

	(540)	(219)	(25,875)	(13,493)	(563)	(211)	(15,770)	(7,452)

(i)         The return on Parent Company’s financial investments increased due to the maintenance of a higher cash volume mainly deriving from dividends received in May 2010 and in April 2009.

(ii)        Cost mainly related to letters of guarantees from financial institutions, presented as guarantee in the BNDES loan (Note 15).

(iii)      Basically refer to financial discounts granted to customers, bank services, adjustment of short-term liabilities and taxes on foreign operations.

28.    INCOME TAX AND SOCIAL CONTRIBUTION

Income tax in Brazil includes income and social contribution taxes (social contribution tax consists in an additional federal tax). Allus Group companies only have income tax. The balances of deferred taxes at the end of each period are calculated using the effective rate in the subsequent years and the tax balances effective in the end of each period include currently taxes payable. Legal rates applicable to the income tax and social contribution in Brazil were 25% and 9%, respectively, which represented a regulatory composite rate of 34% for 2011 and 2010. For Allus Group companies, regulatory composite rates for income tax are 35% in Argentina, 33% in Colombia and 30% in Peru.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

The expenses and benefits from income tax and social contribution in the income for the periods ended June 30, 2011 and 2010 are described as follows:

	Parent Company (BR GAAP)		Consolidated ( IFRS and BR GAAP)
	Six-month period ended		Six-month period ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010

Current
Income tax	(1,257)	(465)	(6,149)	(21,053)
Social contribution	(452)	(167)	(2,718)	(7,769)

	(1,709)	(632)	(8,867)	(28,822)

Deferred
Income tax on temporary additions	-	-	(345)	1,506
Social contribution on temporary additions	-	-	(153)	542
Income tax on tax loss	-	(198)	(304)	(199)
Social contribution tax loss carryforward	-	(73)	(107)	(72)

	-	(271)	(909)	1,777

	(1,709)	(903)	(9,777)	(27,045)

	Parent Company (BR GAAP)		Consolidated ( IFRS and BR GAAP)
	Quarter ended		Quarter ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010

Current
Income tax	(737)	(433)	(1,039)	(12,818)
Social contribution	(266)	(156)	(843)	(4,731)

	(1,003)	(589)	(1,882)	(17,549)

Deferred
Income tax on temporary additions	-	-	49	1,932
Social contribution on temporary additions	-	-	(11)	697
Income tax on tax loss	-	(186)	(262)	(186)
Social contribution tax loss carryforward	-	(68)	(92)	(68)

	-	(253)	(316)	2,375

	(1,003)	(842)	(2,197)	(15,174)

The reconciliation between tax expenses and the result of book net income multiplied by the current tax rate in Brazil and in other countries where the Company operates are 34%, 35% (Argentina), 33% (Colombia) and 30% (Peru) respectively, for the periods ended June 30, 2011 and 2010 is described as follows:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

	Parent Company (BR GAAP)		Consolidated ( IFRS and BR GAAP)
	Six-month period ended		Six-month period ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Profit before income tax
and social contribution	17,026	50,891	25,585	77,170
Income tax and social
contribution at nominal rate (34% and 33%)	-5,789	-17,303	-8,699	-26,238
Adjustments to calculate the effective rate
Permanent equity
exclusion	5,123	16,401	-	-
Tax effects on permanent additions, net(i)	-	-	(583)	(790)
Other	(1,043)	(1)	(494)	(17)
Income tax and social contribution
expenses	-1,709	-903	-9,776	-27,045
Effective income tax and social
contribution rates	10.04%	1.78%	38.21%	35.05%

	Parent Company (BR GAAP)		Consolidated (BR GAAP and IFRS)
	Quarter ended		Quarter ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Income before income tax and
social contribution	6,050	27,344	7,547	41,716

Leasing, net of deferred taxes	-	-	-	-
Adjusted profit	6,050	27,344	7,547	41,716
Income tax and social contribution
at nominal rate (34% and 33%)	-2,057	-9,297	-2,566	-14,183
Adjustments to calculate the effective rate
Permanent equity
exclusion	1,826	8,456	-	-
Tax effects on permanent additions, net(i)	-	-	-	(541)
Other	(773)	(1)	369	(450)
Income tax and social contribution
expenses	-1,004	-842	-2,197	-15,174
Effective income tax and social
contribution rates	16.59%	3.08%	29.12%	36.38%

(i)        This refers basically to expenses with fines, donations, free gifts and sponsorships deemed undeductible, among others.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

During the six-month period ended June 30,2011, the Company paid income tax and social contribution in the approximate amount of R$9,000 (R$29,000 same previous year period)

Neutrality for tax purposes related to the first-time application of Laws 11,638/07 and 11,941/09

The Company opted for the Transition Tax Regime, enacted by Law 11,941/09, by means of which, the assessments of corporate income tax (IRPJ), social contribution on net income (CSLL), social contribution tax on gross revenue for social integration program (PIS)  and social contribution tax on gross revenue for social security financing (COFINS) for the 2-year period 2008-2009 are still determined under the accounting methods and criteria enacted by Law 6,404/76, effective as of December 31, 2007. Therefore, the deferred income tax and social contribution calculated over adjustments deriving from the adoption of new accounting practices of Laws 11,638/07 and 11,941/09 were recorded in the Company’s financial information and declared said option in the 2009 Corporate Income Tax Return (DIPJ).

29.    EARNINGS PER SHARE

As described in Note 21, as a result of the reverse stock split and simultaneous stock split, in compliance with the paragraph 64 of IAS 33, the information related to the number of shares and earnings per share was adjusted retroactively to reflect the reverse stock split and stock split.

29.1.   Basic earnings per share

Earnings per shares are basically calculated by dividing the net income for the period, allocated to the Company’s common shareholders, by the weighted average number of common shares available in the year. Net income and weighted average number of thousand shares used to calculate the basic earnings per share are the following:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

	Quarter ended		Period ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Income for the year attributed to controlling shareholders:
Common shares	1,931	10,195	5,862	19,268
Preferred shares	3,116	16,306	9,455	30,720
	5,047	26,502	15,317	49,988

Average weighted number of shares for the purposes of basic earnings per share:
Common shares	22,716	22,760	22,716	22,760
Preferred shares	36,681	36,681	36,681	36,681
	59,397	59,441	59,397	59,441
Basic earnings per share (in centavos)
Common shares	0,0850	0,4400	0,2580	0,8466
Preferred shares	0,0849	0,4500	0,2578	0,8375

29.2.   Diluted earnings per share

Diluted earnings per share is calculated by dividing the net income allocated to the parent company’s common shareholders (after the adjustment referring to interest on convertible preferred shares and on convertible securities, both net of taxes) by the weighted average number of common shares available in the period, plus the weighted average number of common shares that would be issued at the conversion of all potential common shares diluted into common shares. Net income used to calculate all diluted earnings per share is the same used to calculate the basic earnings per share, as previously described.

The following table presents the weighted average number of shares for the purposes of diluted earnings per share and the weighted average number of shares used to calculate the basic earnings per share, as follows:

	Quarter ended		Six-month period ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010

Income in the period attributed to controlling shareholders:
Common shares	1,931	10,195	5,862	19,268
Preferred shares	3,116	16,306	9,455	30,720
	5,047	26,502	15,317	49,998

Average weighted number of shares for the purposes of basic earnings per share:
Common shares	22,909	23,009	22,909	23,009
Preferred shares	36,681	36,681	36,681	36,681
	59,590	59,690	59,590	59,690
Diluted earnings per share
Common shares	0.0843	0.4400	0.2559	0.8374
Preferred shares	0.0849	0.4500	0.2578	0.8375

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

30.    FINANCIAL INSTRUMENTS

30.1.   Purposes and strategies of risk management and financial instruments

The Company’s policy for financial asset management is to constantly pursue the optimization of its profitability in line with risks by establishing criteria and indicators for adjustments of liquidity, credit and market risk.

Additionally, the Company manages its capital aiming at ensuring  so as to maximize the return to shareholders through debt optimization and equity accounting. The Company’s capital structure comprises debt, which includes the loans and financing detailed in Note 15, cash and cash equivalents detailed in Note 5 and equity capital attributable to controlling shareholders which includes issuance of capital, reserves and retained earnings, as indicated in Note 22.

The Company’s policy is to maintain a strong capital structure so as maintain is growth, reduce capital cost and provide good returns to its shareholders.

The Management believes that the Company’s available funds are sufficient to meet its current needs and will be enough to meet its estimated needs regarding capital expenses and other cash needs for the fiscal year of 2011.

During the regular course of its operations, the Company is exposed to liquidity, credit and market risks, such as interest rates and foreign exchange variations.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

30.1.1. Liquidity and credit risk

The credit risk is the possibility of a party non-complying with an obligation set forth in a financial instrument or agreement with a customer, thus resulting in financial losses. The financial instruments that expose the Company to credit concentration risk mainly consist of cash and cash equivalents and accounts receivable. All of the Company’s cash and cash equivalents are held in major Brazilian financial institutions. The Management believes that its credit policies are reasonable and reflect normal conditions of market and risk. The Company’s Management does not anticipate the failure to comply with agreements by the counterparties and, therefore, does not require collaterals.

                                                         i.          Financial instruments and cash deposits

The credit risk of balances with banks and financial institutions is managed by the Company’s treasury according to its internal policies. Excess funds are only invested in approved counterparties and within the limit established to each of them. The counterparty’s credit limit is annually revised by the Company’s Board of Directors and may be restated throughout the year whenever necessary, subject to the approval of the Company’s Financial Committee. These limits are established in order to mitigate risk concentration, thus mitigating financial losses in case of a counterparty files for bankruptcy.

                                                       ii.          Accounts receivable

Credit risk related to accounts receivable is mainly minimized due to the financial size of the companies to which the Company provides services. Moreover, the Company continuously monitors its receivables, reassessing, whenever necessary, its credit policies with the purpose of mitigating eventual losses. Whenever necessary, the Company records allowance for doubtful accounts for delinquent customers and applies the collection and negotiation procedures of overdue credits.

The allowance for doubtful accounts is recorded as probable losses in relation to accounts receivable, which is calculated based on estimates considering the situation of each customer and guarantees granted by them.

On June 30, 2011, the concentration of customers’ credit risk was not relevant since important financial conglomerates accounted for approximately 13% (52% on December 31, 2010) of accounts receivable outstanding.

The table below shows a summary of the Company’s financial liabilities based on non-discounted contractual payments.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

	6/30/2011
	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years

Loans (excluding leasing)	124,901	196,627	165,227	-
Leasing	1,226	608	-	-
Loans and other payables	79,154	-	-	-

	12/31/2010
	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years

Loans (excluding leasing)	103,299	197,255	187,561	27,133
Leasing	4,277	-	-	-
Loans and other payables	83,160	-	-	-

30.1.2. Market Risk

Risk that the fair value of future cash flows of a financial instrument changes due to market price fluctuation. Market prices include two types of risk: interest rate risk and foreign exchange risk. Financial instruments affected by market risk include loans payable, deposits and financial instruments available measured at fair value through the income statement.

a)      Interest rate risk

Interest rate risk is possibility that the fair value of future cash flows of a financial instrument may change due to fluctuations in the market interest rates. The Company’s exposure to the risk of changes in the market interest rates mainly refer to the Company’s long-term liabilities subject to floating interest rates. The Company has not executed derivatives contracts to cover this risk; however it continuously follows up the market interest rates with the purpose of monitoring the eventual need of contract these instruments.

BNDES borrowings bear fixed interest rates based on TJLP with purposes of financing the expansion of installed capacity, improvement of current facilities, qualification of human resources, enhancement of service quality and productivity, and investments in marketing initiatives. Once these rates are considered very low, the Company believes that there is no low volatility risk regarding this debt amount.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

b)      Foreign exchange risk

Foreign exchange risk is the possibility that the fair value of future cash flows of a financial instrument changes due to foreign exchange rate fluctuations. The Company’s exposure to the risk of changes in foreign exchange rates mainly refers to (i) loan portfolio in foreign currency, (ii) revenues and costs related to the services rendered by foreign subsidiaries and (iii) capital expenditures in the acquisition of IT equipment, despite not being expressed in foreign currency, are indirectly impacted by variations in foreign exchange rates because they contain imported parts.

During the first six months of 2011, approximately 20% of the Company’s capital expenditures include equipment with imported parts (2010 – 24%).

On June 30, 2011, loans and financing in foreign currency amounted to R$50,201 (Note 15).

The Company has not been executing derivative agreements to cover this risk, but has been continuously monitoring foreign exchange variations, in order to observe the eventual need of contracting these instruments.

30.2.   Classification and valuation of the financial instruments

The Company operates with several financial instruments, especially financial investments, accounts receivable, suppliers, loans and financings and leasing.

Its financial assets must be classified into the following categories: measured by fair value through the income statement (destined for trading), loans and receivables, held-to-maturity and available-for-sale securities. The financial liabilities are classified as measured by fair value or amortized cost.

The classification depends on the purpose to which the financial instruments were acquired. Management determines the classification of its financial instruments at the initial recognition.

On June 30, 2011, the classification of financial instruments per category can be summarized as follows:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

6/30/2011

Financial assets:
Accounts receivable	Loans and receivables
Other receivables	Loans and receivables
Restricted cash	Held to maturity
Long-term financial investments	Held to maturity

Financial liabilities:
Suppliers	Amortized cost
Loans and financing	Amortized cost
Leasing obligations	Amortized cost

(i)     Loans and receivables

This category includes loans granted and receivables which are non-derivative financial assets with fixed or determinate payments, not quoted in an active market. These are included as current assets, except for those with maturity exceeding 12 months after the balance sheet date (these are classified as non-current assets). Loans and receivables are accounted by amortized cost, using the real interest rate method.

(ii)     Held-to-maturity financial assets

These are basically the financial assets that cannot be classified as loans and receivables, since they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity to be held in portfolio up to maturity. These are measured by acquisition cost, accrued of yields earned with corresponding entry to income for the year. On June 30, 2011, the Company had held-to-maturity financial assets.

(iii)   Amortized cost

The amortized cost of a financial asset or liability is the amount by which the financial asset or liability is measured upon initial recognition less capital reimbursements, more or less the cumulative amortization, using the effective interest rate method for any difference between initial amount and the amount on maturity, less any impairment (direct or using the write-down account) as to  impairment.

30.3.   Fair value of financial instruments

The fair value of publicly-quoted investments is based on current purchase prices. For financial instruments without active market or public quote, the Company establishes the fair value through valuation techniques. These techniques include the use of recent operations contracted with third parties, reference to other instruments which are substantially similar, the analysis of discounted cash flows and the option pricing models making use of as much information generated by the market as possible and relying very little on information generated by the Company’s Management.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

On the balance sheet date, the Company evaluates if there is any objective evidence that a financial asset or a group of financial assets is recorded at a value higher than its recoverable value. If there is any evidence concerning the available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any loss for realization of this financial asset previously recognized in income) is excluded from equity and recognized in the income statement.

30.3.1 Valuation techniques applied and assumptions made for the purposes of fair value measurement

The fair value measurement of financial assets and liabilities is presented below:

•         The fair value of the financial assets and liabilities that present standard terms and conditions and are traded on active markets is determined based on the prices observed in these markets.

•         The fair value of the other assets and liabilities (except those mentioned above) is determined using pricing methods that are generally accepted, based on discounted cash flow analyses.

30.3.2 Fair value measurements recognized in the balance sheet

The financial instruments that are measured at fair value after initial recognition are classified into Levels 1 to 3 according to the observable level of the fair value:

•         Financial instruments are considered Level 1 when valuation is based on quoted (non-adjusted) prices in active markets for identical assets or liabilities.

•         Financial instruments are considered Level 2 when valuation is based on other variables in addition to the quoted prices included in Level 1, which are directly (i.e., prices) or indirectly (i.e., based on prices) observable for the asset or liability.

•         Financial instruments are considered Level 3 when valuation is based on valuation techniques that include variables for the asset or liability, but that are not based on the observable market data (unobservable data).

The book and fair values of the financial instruments are as follows:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

	Parent Company (BR GAAP)
	Book Value		Fair Value
Financial assets	6/30/2011	12/31/2010	6/30/2011	12/31/2010

Loans and receivables:
Other receivables	100,087	24,884	100,087	24,884
Held to maturity:
Long-term financial investments(i)	51,161	48,659	57,315	55,420
Total financial assets	151,248	73,543	157,402	80,304

Financial liabilities

At amortized cost:
Suppliers(ii)	91	22	91	22
Total financial liabilities	91	22	91	22

	Consolidated (IFRS and BR GAAP)
	Book Value		Fair Value
Financial assets	6/30/2011	12/31/2010	6/30/2011	12/31/2010

Loans and receivables:
Accounts receivable	241,071	176,302	241,071	176,302
Other receivables	9,892	9,485	9,892	9,485
Held to maturity:
Restricted cash	26,073	2,013	26,073	2,013
Long-term financial investments(i)	73,325	69,869	79,480	76,629
Total financial assets	350,361	257,670	356,517	264,430

Financial liabilities

At amortized cost:
Suppliers(ii)	78,178	83,160	78,178	83,160
Loans and financing(iii)	427,307	360,518	427,939	360,518
Leasing obligations	1,834	4,277	1,834	4,277
Total financial liabilities	507,320	447,955	507,952	447,955

(i)       Measured at fair value for tier 2.

(ii)     As accounts receivable and payable on average are settled within a 30-day term, the book values substantially represent the fair values on the balance sheet dates.

(iii)      The Company has loans with BNDES (Note 15). This type of financing does not have fair value calculation, given that the BNDES has different rates for different borrowers.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

30.4.     Sensitivity analysis

30.4.1.         Foreign exchange rate variation

For the purposes of sensitivity analysis in transactions exposed to foreign exchange rate variation (basically loans and financing in foreign currency), the Company estimated, based on market expectations published on July 29, 2011 by Brazilian Central Bank (BACEN), through Focus Market Report the probable scenarios for the U.S. dollar in 2011 and 2012, respectively. Scenarios I and II were estimated at a deterioration of 25% and 50% respectively, above probable expectation, as follows:

	Consolidated
		Scenario I -	Scenario II -
	Probable	25%	50%
Operation	scenario	deterioration	deterioration

Foreign currency loans	50,204	50,204	50,204
Exchange rate on June 30, 2011	1.5611	1.5600	1.5600
Estimated exchange rate for 2011	1.5800	1.9750	2.3700
Accumulated effect on profit and loss and shareholders' equity:
Reduction	-	-	-
Increase	608	13,356	26,067
Estimated exchange rate for 2012	1.62	2.03	2.43
Accumulated effect on profit and loss and shareholders' equity:
Decrease	-	-	-
Increase	1,894	14,965	27,998

30.4.2 CDI rates variation

The Company maintains a significant portion of its debt and cash and cash equivalents indexed to CDI variation. On June 30, 2011, the Company recorded a positive net cash of R$69,171 in the parent company and negative of R$140,263 in the consolidated, represented by cash and cash equivalents, net of loans, financing, and leasing.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

The market expectation, as per data published by Brazilian Central Bank (Focus Report), with reference date as of July 29, 2011, pointed an effective median rate (Top 5) of Selic estimated at 12.75%, a probable scenario for 2011, against the effective rate of 12.42% verified on June 30, 2011.

In addition, the Company carried out sensitivity tests for adverse scenarios, taking into account rate deterioration by 25% or 50% higher than the probable scenario, as per chart below:

	Parent Company
		Scenario I -	Scenario II -
	Probable	25%	50%
Operation	scenario	deterioration	deterioration

Effective rate on June 30, 2011	12.42%	12.42%	12.42%
Net cash (i)	18,010	18,010	18,010
CDI estimated annual rate	12.75%	9.56%	6.38%
Accumulated effect on income and shareholders' equity:
Decrease	-	(515)	(1,089)
Increase	59	-	-

	Consolidated
		Scenario I -	Scenario II -
	Probable	25%	50%
Operation	scenario	deterioration	deterioration

Effective rate on June 30, 2011	12.42%	12.42%	12.42%
Net cash (i)	(180,122)	(180,122)	(180,122)
CDI estimated annual rate	12.75%	15.94%	19.13%
Accumulated effect on income and shareholders' equity:
Decrease	-	(6,336)	(12,077)
Increase	(594)	-	-

(i)       The net cash includes the amount of R$18,010 related to cash and cash equivalents without reporting debts on June 30, 2011.

(ii)     Net cash considers the amount of R$308,484 related to cash and cash equivalents and R$486,773 related to loans and financing and R$1,833 related to leasing.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

30.5.   Derivatives

On June 30, 2011 and December 31, 2010, the Company did not operate with derivative financial instruments.

30.6.   Cash and cash equivalents

The recorded values are close to those of the realization or settlement values. Cash surplus is invested, in line with treasury policies, and periodically revalued by the Management.

31.    SHARE-BASED PAYMENTS

The purpose of Contax’s stock options is to grant the option to subscribe common, book-entry shares issued by the Company on behalf of the Management and beneficiaries in order to retain them (or maintain them) and encourage them to contribute to the Company. In order to be entitled to the stock option, beneficiaries must remain in service from one to four years (vesting period).

The plans are an onerous business, exclusively civil, and do not have any labor or social security binding nature between the Company and the Grantees, whether they are employees or not.

The members of the Stock Option Plan Committee hold meetings to according to the general guidelines of the Plan decide which managers, employees and service providers will be eligible, the total number of options to be distributed, as well as the acquisition price of each option. At the discretion of the Compensation Committee, managers, employees and individuals providing services to the Company or its subsidiaries are eligible to participate in this plan.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

31.1.   Information on the Company’s stock option plan

a)      2007 Program

Approved at the Annual General Meeting held on April 16, 2007, the Stock Option Plan was established pursuant to Article 169, paragraph 3, of Law 6404/76. The Management Committee, appointed by the Board of Directors and composed of Board members, manages this plan, whose purpose is to attract executives to the Company, in addition to retain and ensure the strict alignment between the Management’s and shareholders’ interests.

The Stock Option Plan initiated in 2007 (“2007 Program”) grants to its beneficiaries, a total corresponding up to 1.9% of the subscribed and paid-up capital stock, representing 350,000 common shares granted within the scope of the 2007 Program. Options may be exercised as of October 1, 2007, in 4 (four) equal annual tranches.  In view of the reverse split and simultaneous stock split occurred on January 18, 2010, the 2007 Program now is represented by 1,400,000 common shares.

On September 4, 2009, the Management Committee approved the following changes in the format of 2007 Program, maintaining the conditions already ruled: (i) to adjust the number of options granted to the beneficiaries of the 2007 Program due to the Company reverse stock split at the 20:1 ratio, approved by the Extraordinary General Meeting held on October 17, 2007; (ii) to adjust the options strike price from R$51.20 to R$45.00; (iii) to change the index that adjusts for inflation the options strike price from IGP-M to IPCA to be applied over the strike price of the next annual tranches related to the 2007 Program; (iv) to determine the discontinuance of the obligation to allocate a minimum amount of the annual bonus to acquire shares deriving from options whose initial grace period has already elapsed.

The changes outlined above are applicable as from the second tranche, whether or not the initial grace periods of the corresponding annual tranches have elapsed or not.

The main features of each of the plan’s tranches are shown below:

	Parent Company and Consolidated

2007 Program	Number of options	Amount of options after reverse split/split	Grant/amendment date	Vesting date (exercisable)	Maturity date	Exercise price (*)	Fair value at the grant date

1st grant:
Tranche 1	87,500	350,000	04/16/2007	apr/2007	1/10/2014	51.20	14.13
Tranche 2	87,500	350,000	04/16/2007	oct/2008	1/10/2014	45.00	37.31
Tranche 3	87,500	350,000	04/16/2007	oct/2009	1/10/2014	45.00	37.31
Tranche 4	87,500	350,000	04/16/2007	oct/2010	1/10/2014	45.00	37.31

Total options	350,000	1,400,000

(*)   On the plan’s grant date, for the 1st tranche and on the date the plan was amended for the other tranches.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

b)      2010 Program

In a meeting, the Stock Option Plan Management Committee approved the creation of a Company Stock Option Program for 2010 (“2010 Program”) in accordance with the Company’s Stock Option Plan (“Plan”), pursuant to article 168, paragraph 3, of Law 6,404/76, which provides that the Company may, within the limits of its authorized capital, and in accordance with the Plan approved at the General Meeting, grant stock options to its managers or employees. Administration of the 2010 Program is incumbent upon the Administration Committee, as defined by the Board of Directors, and is composed of members thereof.

The main goal of the 2010 Program is to attract executives to the Company, aiming to align the executives’ interests with those of the shareholders, in addition to sharing the risks inherent to the capital markets.

The 2010 Program grants beneficiaries a total volume equivalent to 3.1% of the Company’s total capital stock at the time of approval, corresponding to 2,244,611 common shares.

Beneficiaries can exercise their options over 4 (four) annual equal tranches (“annual tranches”), each corresponding to 25% of the entire option granted, as defined in the agreements. The option related to the first annual tranche may be exercised as of October 1, 2010, and the other options may be exercised annually and successively as of October 1, 2011.

The strike price of the options will be R$25.00 per share, corresponding to the average share price over the last 30 trading days on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BVMF”) – the São Paulo Stock Exchange, to which a 15% discount was applied, as authorized by the Plan. The strike price of the options related to the annual tranches will be restated based on the Amplified Consumer Price Index (IPCA).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

The main features of each of the plan’s tranches are shown below:

	Parent Company and Consolidated
			Vesting date
	Number of		(can be	Maturity	Exercise	Fair value at the
2010 Program	options	Grant date	exercised)	date	price	grant date

1st grant:
Tranche 1	255,000	8/31/2010	Oct-10	Oct-18	25.00	6.84
Tranche 2	255,000	8/31/2010	Oct-11	Oct-18	25.00	8.19
Tranche 3	255,000	8/31/2010	Oct-12	Oct-18	25.00	9.23
Tranche 4	255,000	8/31/2010	Oct-13	Oct-18	25.00	9.88

Total options	1,020,000

2nd grant:
Tranche 1	12,500	12/1/2010	Dec-10	Oct-18	27.29	4.46
Tranche 2	12,500	12/1/2010	Oct-11	Oct-18	27.29	6.99
Tranche 3	12,500	12/1/2010	Oct-12	Oct-18	27.29	8.79
Tranche 4	12,500	12/1/2010	Oct-13	Oct-18	27.29	9.84

Total options	50,000

3rd grant:
Tranche 1	28,000	5/2/2011	May-11	Oct-18	22.16	3.84
Tranche 2	28,000	5/2/2011	Oct-11	Oct-18	22.16	4.12
Tranche 3	28,000	5/2/2011	Oct-12	Oct-18	22.16	4.97
Tranche 4	28,000	5/2/2011	Oct-13	Oct-18	22.16	5.71

Total options	112,000

31.2.   Information on the price of the Company’s stock option plan

The options were priced according to the Black & Scholes pricing model.

For the 2007 Program, the fair value of the options was calculated again on September 4, 2009, date of the amendments described above, and are shown in the chart below, which refers to tranches 2, 3 and 4 of the plan.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

	2007 Program			2010 Program
Data inserted in the model:	1st grant		1st grant	2nd grant	3rd grant

	1st tranche (before the	2nd to 4th tranches
	change)	(after the change)

Share price at grant date	64.00	79.00	32.40	31.50	26.00
Exercise price	51.20	45.00	25.00	27.29	22.16
			Up to 8	Up to 8	Up to 8
Option duration	1 to 4 years	1 to 4 years	years	years	years
Risk-free return rate	11.08%	11.07%	11.19%	12.01%	12.33%
Dividend yield	1.40%	1.50%	6%	6%	6%
Expected volatility	19.64%	17.59%	38.44%	45.26%	26.98%
Fair value of the options (weighted average)	14.13	37.31	8.54	7.52	4.66

31.3.     Stock options exercised on the reported years

The following stock options were exercised on the reported periods:

	2011			2010
	Options exercised	Exercise	Stock option on	Options exercised	Exercise	Stock option on
	(thousands)	date	the exercise date	(thousands)	date	the exercise date

2007 Program – 1st Grant	50,000	3.2.11	27.94	774,700	03.08.10	28.50
				111,919	03.15.10	31.40
				6,081	03.19.10	31.49
				4,700	06.04.10	28.50
				10,800	06.11.10	29.50
				4,000	06.17.10	30.40
				25,000	11.12.10	32.02
				25,000	11.30.10	32.50
	50,000			962,200

No stock options were exercised by the beneficiaries of the 2010 Program in the six-month period ended June 30, 2011 and in the year ended December 31, 2010.

32.    RELATED PARTY TRANSACTIONS

Pursuant to the Brazilian Corporate Law, shareholders cannot vote on the resolutions of the general meeting: (i) to approve the appraisal report of their own assets for capital formation; (ii) to approve their accounts as the Company’s officer; or (iii) any other resolution that may particularly benefit them, or in which they have interests conflicting with the Company’s. The resolutions  made including the vote of a shareholder who has an interest conflicting with the Company's can be annulled, and the respective shareholder may answer for the damage caused and be obliged to transfer to the Company the proceeds possibly earned from that interest.

Brazilian Corporate Law also sets forth that the Board member or Executive officer must not participate in (i) social operation which has an interest conflicting with the Company’s, or (ii) resolution made by the other Board members and Executive officers regarding such conflicting operation. The Board member or Executive officer in conflict must inform his/her conflict of interest to other Board members or Executive officers and address the nature and extension of the interest in the minutes of the Board of Directors’ or Board of Executive Officers’ Meeting. Additionally, the Board members or executive officers may contract operations with the  Company under reasonable or equity conditions similar to those prevailing in the market or that the Company would contract with third parties. Any business contracted by such manager is defeasible when there is breach of the rules above, and the interested manager will be obliged to transfer to the Company the proceeds possibly earned from that interest.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

Relevant operations with related parties refer to all loans receivable, accounts receivable from any service provided and any other debts with shareholders, subsidiaries or unconsolidated associated companies.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

The transactions between the Company and its subsidiaries, which are its related parties, were removed from the consolidation process and are not presented in this note. The transactions between the Company and other related parties are detailed as follows:

	06/30/2011

				Brasil	Brasil	Paggo
	Oi	Oi	Oi	Telecom	Telecom	Administrado
	Fixa	Móvel	Internet	Fixa	Móvel	de Crédito	Way TV	BNDES	Total
Assets
Accounts receivable	1,741	1,049	-	7,028	4,820	-	38	-	14,676
Receivables - contingencies
(account 12300000 LP)	7,187	-	-	-	-	-	-	-	7,187
	8,928	1,049	-	7,028	4,820	-	38	-	21,863
Liabilities
Suppliers	17,892	623	-	-	-	-	-	-	18,515
Loans and
Financing (Note 14)	-	-	-	-	-	-	-	385,362	385,362
	17,892	623	-	-	-	-	-	385,362	403,877

	12/31/2010

				Brasil	Brasil	Paggo
	Oi	Oi	Oi	Telecom	Telecom	Administrado
	Fixa	Móvel	Internet	Fixa	Móvel	de Crédito	Way TV	BNDES	Total
Assets
Accounts receivable	3,790	3,311	-	3,886	1,131	-	-	-	12,118
Receivables - contingencies	7,063	-	-	-	-	-	-	-	7,063
	10,853	3,311	-	3,886	1,131	-	-	-	19,181
Liabilities
Suppliers	5,001	175	-	-	-	-	-	-	5,176
Loans and
Financing (Note 14)	-	-	-	-	-	-	-	331,663	331,663
	5,001	175	-	-	-	-	-	331,663	336,839

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

	Six-month period ended 6/30/2011

				Brasil	Brasil
	Oi	Oi	Oi	Telecom	Telecom	Paggo	Paggo	Paggo
	Fixa	Móvel	Internet	Fixa	Móvel	Adm. Crédito	Acquirer	Soluções	Way TV	BNDES	Total

Revenues
Revenues from services rendered	363,308	200,052	10,052	27,719	25,818	4,136	124	80	3,717	-	635,006

Costs and expenses
Cost of services rendered	(15,516)	(3,218)	-	(472)	-	-	-	-	-	-	(19,206)
Financial expenses (Note 27)	-	-	-	-	-	-	-	-	-	(13,623)	(13,623)
	(15,516)	(3,218)	-	(472)	-	-	-	-	-	(13,623)	(32,829)

	Six-month period ended 6/30/2010

				Brasil	Brasil	Paggo
	Oi	Oi	Oi	Telecom	Telecom	Administrado	Paggo
	Fixa	Móvel	Internet	Fixa	Móvel	de Crédito	Acquirer	Way TV	BNDES	Total

Revenues
Revenues from services rendered	364,736	180,315	9,076	14,617	24,287	7,021	421	4,670	-	605,143

Costs and expenses
Cost of services rendered	(13,249)	(4,636)	-	-	-	-	-	-	-	(17,885)
Financial expenses (Note 5)	-	-	-	-	-	-	-	-	(4,124)	(4,124)
	(13,249)	(4,636)	-	-	-	-	-	-	(4,124)	(22,009)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

	Six-month period ended 6/30/2011

				Brasil	Brasil
	Oi	Oi	Oi	Telecom	Telecom	Paggo	Paggo
	Fixa	Móvel	Internet	Fixa	Móvel	Adm. Crédito	Acquirer	Way TV	BNDES	Total

Revenues
Revenues from services rendered	190,506	101,220	4,807	13,065	13,681	2,176	93	2,679	-	328,227

Costs and expenses
Cost of services rendered	(7,329)	(2,286)	-	(248)	-	-	-	-	-	(9,864)
Financial expenses (Note 27)	-	-	-	-	-	-	-	-	(7,389)	(7,389)

	(7,329)	(2,286)		(248)	-	-	-	-	(7,389)	(17,253)

	Six-month period ended 6/30/2010

				Brasil	Brasil
	Oi	Oi	Oi	Telecom	Telecom	Paggo	Paggo
	Fixa	Móvel	Internet	Fixa	Móvel	Adm. Crédito	Acquirer	Way TV	BNDES	Total
Revenues
Revenues from services rendered	186,831	93,195	4,597	10,896	11,450	6,871	201	2,339		316,380

Costs and expenses
Cost of services rendered	(6,617)	(1,738)	-	-	-	-	-	-	-	(8,356)
Financial expenses (Note 27)	-	-	-	-	-	-	-	-	(317)	(317)

	(6,617)	(1,738)	-	-	-	-	-	-	(317)	(8,673)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

(i)     Related party transactions

The Company’s main customers are Oi Fixa and its subsidiary Oi Móvel (hereinafter jointly referred to as “Oi”).

The Company provides a complete set of contact center services to Oi, whose operations include wireline terminals, long-distance services, mobile services, as well as broadband and voice and data services to corporate customers. In addition to traditional consumer services, the Company offers services related to consumer retention and collection for Oi’s corporate and retail customers.

The Company’s current relationship with Oi is represented by several different and independent services, such as customer service to Oi’s wireline segment, strong telemarketing services to attract more mobile customers, customer support to prepaid and post-paid users, technical support to broadband users and collection services.

On the other hand, Oi is the main telecommunications provider (commuted wireline services, mobile services, long distance/free calls, data, among others.) and, most importantly, provide such services directly or through Contax to some of its customers, according to their choice. Although Oi currently provides most of its telecommunication services to the Company, should it become unable to do so or decide to terminate such Service agreements, the Company’s Management understands that it would be possible to hire another company to provide such services without having major interruption on the Company’s businesses.

32.1.   Compensation of key Management personnel

32.1.1.  Operations with the Board of Directors or Board of Executive Officers

Neither the members of the Board of Directors or Board of Executive Officers, nor relatives of their respective families, have or already had any direct interest in any operation made with the Company that is or may be considered unusual by its nature or its conditions or may have been significant for the Company’s business.

During the six-month period ended June 30, 2011, the Company did not grant either short-term loans or guarantees to the members of the Board of Directors, Board of Executive Officers, Fiscal Council, or any relatives of the members’ families.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

32.1.2.  Financing agreement of CTX Participações S.A.

In March 2010, CTX Participações S.A., the controlling entity of the Company, and one of the Company’s former officers entered into a loan agreement in the amount of R$15 million, negotiated only by the former officer, without the Company’s involvement.

32.1.3.  Short-term benefits

Short-term benefits include fixed compensation (salaries and fees, paid vacations, thirteenth salary and private pension plan), social charges (contributions to social security - INSS, FGTS, among others) and variable compensation (profit sharing).

32.1.4.  Share-based compensation

The members of the Company's Management (Chief Executive Officer and Statutory Executive Officers) participate in the Stock Option Plan (Note 31).

32.1.5.  Other

The Company offers the following benefits to its employees: (i) health insurance; (ii) dental insurance; (iii) life insurance; (iv) meal program for employees who work six (6) hours a day; (v) meal program for employees who work eight (8) hours a day; (vi) transportation; (vii) discounts in certain drugstore chains; (viii) a plan for funeral expenses; and (ix) day care assistance. Officers, managers and coordinators are also entitled to use mobile phones with a monthly credit ranging from sixty reais (R$60.00) to one hundred and twenty reais (R$120.00).

The Company does not have additional post-employment obligations, and it does not offer other long-term benefits, such as length of service leave and other length of service benefits. The Company also does not offer other benefits upon the termination of the top management’s labor agreements, besides those agreements envisaged by the Brazilian labor legislation in force.

Pursuant to the Brazilian Corporate Law and the Company’s Bylaws, it shall be incumbent upon shareholders at the General Meeting to establish the Management’s annual overall compensation. The Board of Directors shall distribute the amount among the Management members.

At the Parent Company’s Extraordinary General Meeting held on April 25, 2011, the Management’s annual overall compensations for fiscal year 2011 was set at the maximum of R$2,650 (R$2,493 in 2010).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

32.2.   Compensation of Board Members, Executive Officers and members of the Fiscal Council

During the periods ended June 30, 2011 and 2010, the Management compensation (i.e. board members and statutory officers) paid or payable is outlined below:

	Quarter ended		Six month-period ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010

Payroll and charges	994	909	2,266	1,818
Fees	(111)	393	769	791
Profit sharing	-	3,500	-	3,500
Stock option plan	2,273	338	3,070	344
	3,157	5,140	6,105	6,453

33.    BUSINESS COMBINATION

33.1.   Acquisitions in 2011

As disclosed in Note 12, in May 2011, Contax acquired 100% of the Allus Group.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

Fair value recognized in the
Multienlace	acquisition
Assets:
Cash and cash equivalents	10,711
Accounts receivable	26,931
Recoverable taxes	7,565
Property, plant and equipment	27,632
Intangíble assets	66,917
Other assets	10,326
150,082
Passivos:
Loans and financing	(32,551)
Suppliers	(6,292)
Salaries and payroll charges	(9,015)
Taxes payable	(12,128)
Deferred taxes	(22,083)
Other	(178)
(82,247)
Total identifiable assets, net	67,835

Goodwill in the acquisition (Note 12)	124,202
Total consideration	192,037
Price (Cash payment)	192,037

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

Fair value recognized in
Stratton Espanha	the acquisition

Assets:
Cash and cash equivalents	6,795
Accounts receivable	41,933
Recoverable taxes	4,772
Property, plant and equipment	10,088
Intangíble assets	8,115
Other assets	2,552
74,255
Liabilities:
Suppliers	(17,701)
Loans and financing	(14,913)
Salaries and payroll charges	(18,018)
Taxes payable	(1,108)
Deferred taxes	(2,742)
Contingencies	(1,598)
Other	(1,726)
(57,806)

Total identifiable assets, net	16,449

Goodwill in the acquisition (Note 12)	37,776

Total consideration	54,225

Initial price (Cash payment)	19,393
Retained amount (Restricted cash)	28,305
Additional price (Contingent consideration)	6,527

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

Contingent consideration - Allus Group

As part of the Quota Purchase and Sale Agreement (“Agreement”), a contingent consideration was agreed upon between the parties. The fair value of the contingent consideration on acquisition date corresponds to the payment remaining balance, totaling R$6,527 (“additional price”). This amount represents the best estimate of the fair value, based on the expected profitability of Allus Group and information currently available. The payment of additional price is subject to the compliance with certain conditions associated with  growth  and Allus Group’s profitability over the next two years.

As covenanted in the agreement, the acquisition  price, which comprises the sum of  initial price plus the additional price, could reach up to R$264,105.

This acquisition aimed at expanding Contax’s services, which increases even more its performance in the international market, seeking to consolidate its strategic plan.

33.2.     Acquisition in 2010

In September 2010, Contax acquired 100% of Ability and recorded goodwill of R$74,365 based on its economic value, due to the estimated future profitability of the business (Note 12).

Fair value recognized in the
acquisition

Assets:
Cash and cash equivalents	4,879
Accounts receivable	13,536
Deferred income tax and social contribution	4,550
Tax credits	2,898
Property and equipment and intangible assets	1,749
Other assets	366
27,978

Liabilities:
Suppliers	(3,186)
Salaries and payroll charges	(11,650)
Taxes payable	(13,393)
Deferred revenue	(1,247)
Other	(282)
(29,758)

Total net identifiable liabilities	(1,780)

Goodwill in the acquisition (Note 13)	74,365

Total consideration	72,585

Initial price (Cash payment)	24,400
Retained amount (Restricted cash)	2,000
Additional price (Contingent consideration)	46,185

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

Contingent consideration

As part of the Partnership Interest Purchase and Sale Agreement (“Agreement”), the parties agreed on a contingent consideration. The fair value of the contingent consideration on the acquisition date corresponds to the amount of the outstanding balance, amounting to R$46,185 (“additional price”). This amount represents the best estimate of fair value based on the expected profitability of Ability and information currently available. The payment of the additional price depends on the compliance with certain conditions related to Ability’s growth and profitability within the next 3 years.

As agreed, the acquisition price, composed of the initial price and additional price, may amount to as much as R$82,474.

The acquisition of Ability sought to expand the services offered by Contax, to include specialized operations at sales points, seeking to consolidate its strategy of being the only specialized corporate-services entity throughout the entire chain of relations between entities and their consumers, through multiple contact channels in Brazil.

34.    INSURANCE COVERAGE

The Company has a risk management program aiming at minimizing risks, obtaining in the market coverage compatible with its size and operations. Coverage was contracted by amounts deemed as sufficient by Management to cover any eventual losses and casualties, taking into account the nature of its operations, the risks involved in its operations and the guidance of its insurance brokers, ensuring the integrity of assets and the continuity of the Company’s operations. All of the Company’s policies are automatically renewed.

On June 30, 2011, the Company had the following main insurance policies contracted with third-parties, providing the following coverage, according to the risk and nature of the assets:

	Secured
Branches	amounts	Maturity

Management and officers civil liability (i)	195,348	1.13.2012
Fire of property, plant and equipment	109,370	6.15.2012
Loss of profits	64,677	6.15.2012
General civil liability	10,000	6.15.2012

(i) Maximum guarantee limit set forth in US$100 million.

(i) Maximum guarantee limit set forth in US$100 million.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

35.    COMMITMENTS (CONSOLIDATED)

35.1.   Contractual obligations

The following table presents the Company’s contractual obligations on June 30, 2011:

	Payments due per term
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years
Lease agreement (facilities) (i)	217,315	68,145	89,443	46,124	13,603
Leasing agreement (financial)	3,282	2,058	1,217	7	-
Financing (BNDES) (ii)	385,363	94,889	146,497	143,977	-
Financing (BNB) (ii)	51,190	4,440	25,500	21,250	-
Financing - Foreign Currency - Allus Group (ii)	50,203	20,478	29,725	-	-

Total	707,353	190,010	292,382	211,358	13,603

                              i.            A substantial part of the lease agreements referring to the Company’s facilities may be terminated before its maturity, with a prior notice from one (1) to six (6), thus being subject to a termination fee equivalent to three (3) times the monthly rental amount of the property.

                             ii.            Includes payments of estimated interest rates.

35.1.1.  Facilities lease agreement

The Company’s operating facilities are located in properties rented from related parties, being a substantial part of lease agreements entered into with Oi Fixa. The effectiveness of these lease agreements range from 5 to 10 years and they have a renewal clause for the same period. Additionally, all lease agreements contain clauses of market value review, in case the Group exercises its renewal right. The Company does not have any contractual rights to acquire the leased property at the end of the lease term.

During the six-month period ended June 30, 2011 and 2010 expenses of all lease agreements corresponded to R$43,968 and R$69,931, respectively.

On June 30, 2011, the Company did not have any other contractual obligations.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

35.2.   Guarantees

On June 30, 2011, sureties and guarantees were granted to other subsidiaries, regarding loans to third parties and legal claims, as follows:

Guarantees	6/30/2011	12/31/2010
Bank guarantee (BNDES)	124,825	156,101
Bank guarantee (Contingencies)	39,754	40,819
Total	164,579	196,920

35.3 Consent decree (TAC)

As disclosed in Note 19.3.2 (b), in September 2002, the Company signed a Consent Decree (TAC) with the Labor Attorney General. The aforementioned TAC aimed the implementation of a hiring program for employees returning to service after leave under the social security system. Vacant positions currently available at the Company have not been filled in  yet, in view of difficulties of hiring this type of employees.

36.    SUBSEQUENT EVENTS

        36.1. Tax deficiency notice - INSS

On July 21,  2011, the Company was notified by Brazilian Federal Revenue Office in the social security level in the amount of R$26,334. The tax deficiency notices refer to January to December 2007, R$23,565 refer to change in the food payment to employee no longer subject to the Worker Food Program (PAT). Management contested in the administrative level the tax deficiency notices, as it understands that no INSS should be levied on the supply of  food “in natura”. Management, based on the opinion of its external legal counsels, assess the probability of loss as possible, therefore, according to the Management’s opinion, the provision for eventual unfavorable court decision is required.

36.2. Merger of Dedic shares

36.2.1. Merger of Dedic shares into Contax and right of withdrawal

Complementing the information disclosed in the Material Fact of January 25, 2011 (Note 1.2), on July 1, 2011, the Company’s Management notified the market that the shareholders of the Company and Dedic approved the merger of Dedic shares into the Company (“Merger of Shares”).

By means of Merger of Shares, Dedic will become a wholly-owned subsidiary of the Company, and Dedic’s current shareholders will receive common and preferred shares of the Company, based on the swap ratio approved. The Company’s shareholders who disagreed with the resolution that approved the Merger of Shares shall have the right of withdrawal (“Right of Withdrawal”).

112

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

Right of Withdrawal

Pursuant to Article 252, Paragraph 1 and Article 137 of Law 6,404/76 (“Brazilian Corporation Law”), the shareholders of the Company’s common and preferred shares who disagreed with the resolution at the Shareholders’ Meeting that approved the Merger of Shares will have the Right of Withdrawal, being entitled to the reimbursement of their shares in the amount of seven reais and fraction (R$7.0097) per share, calculated according to the latest balance sheet approved, drawn up on December 31, 2010.

The Right of Withdrawal only can be exercised by dissenting shareholders in relation to the total number of common and preferred shares provenly held by these shareholders, on a non-stop basis, as of the date the Material Fact was published that informed about the Merger of Shares to the market, therefore, on January 25 ,2011, including the stock exchange trade on that day, inclusive, until the date of effective exercise of right of withdrawal. Shares acquired as of January 25, 2011 will not entitle its holder to the right of withdrawal in relation to the Merger of Shares.

The dissenting shareholder intending to exercise the Right of Withdrawal shall expressly manifest his intention of doing so, pursuant to item 2, as of July 4, 2011, the publication date of the minutes of the meeting that approved the Merger of Shares until August 3,2011, inclusive, the deadline to exercise the Right of Withdrawal, pursuant to Article 230 of Law 6,404/76.

36.2.2 CTX Participações S.A. partially acquires the Company shares held by Portugal Telecom/capital increase of CTX Participações S.A

As a result of the approval for the Merger of Shares, CTX acquired, on July 1, 2011, 1,012,466 common shares and 256,309 preferred shares issued by Contax Participações received by Portugal Telecom Brasil S.A. (“Portugal Telecom”) in the Merger of Shares for the total amount of R$49,700 (“Acquisition of Shares”). The shares acquired account for 4.06% of the common shares, 0.65% of the preferred shares and 1.96% of the Company's capital stock.

In addition, CTX’s shareholders' meeting was held on July 1,2011, which approved CTX’s capital increase in the amount of R$37,711, through the issue of 162,913,541 non-par, registered, common shares to be subscribed by Portugal Telecom and by the Fundação Atlântico de Seguridade Social (“CTX Capital Increase”).

36.2.3  Contax Participações and CTX ownership structure

Once concluded the Merger of Shares, the Acquisition of Shares and CTX's Capital Increase, the ownership structure of CTX and Contax Participações will be the following as of July 1,2011.

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CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

CTX ownership structure

Shareholders	Common	% Common
	shares	shares
AG Telecom	784,730,222	24.12
L.F. Tel	1,137,460,810	34.96
Luxemburgo Participações S.A.	352,730,588	10.84
FASS	331,151,534	10.18
Portugal Telecom	647,451,381	19.9
Board members	14	-
Total	3,253,524,549	100

Contax Participações (in thousands of shares) ownership structure:

Shareholders	Common	% Common	Preferred	% Preferred	Total	% Total
	shares	shares	shares	shares
CTX Participações S.A.	17,870	71.60%	4,137	10.4%	22,007	34.00%
Portugal Telecom	0.000	0.00%	2,782	7.0%	2,782	4.30%
Outstanding shares	7,097	28.40%	32,800	82.6%	39,497	61.70%
TOTAL	24,967	100.00%	39,719	100.00%	64,286	100.00%

36.3 Deadline to exercise right of withdrawal

On July 1, 2011, the Company’s Management notified its shareholders and the market that  June 30, 2011 was the deadline to exercise the right of withdrawal by the Company’s shareholders who disagreed with the resolution at the shareholders’ meeting that approved the direct and indirect acquisition through its subsidiaries Contax and Contax Colômbia 100% of the shares issued by the companies pertaining to the Allus Group (“Acquisition”), without any Company’s shareholder having exercised his right of withdrawal.

36.4 Payment of Dividends

On July 8, 2011, the Company announced to the market that the payment of dividends to the Company’s shareholders , in the total gross amount of R$100,000, as approved at the Annual Shareholders’ Meeting held on April 25, 2011 started on July 20 ,2011. Shareholders owning share positions on July 11, 2011 are entitled to these dividends. Thus, Company shares will be traded “ex-dividend” as of July 12, 2011 (inclusive). The amount to be paid per share, already including the capital increase approved at the Special Shareholders’ Meeting held on July 1, 2011, will be adjusted based on the Basic Interest Rate (TR) as of January 1, 2011 until the date of payment, as detailed below:

Dividend – without adjustment for inflation:

Gross amount per share

Common Share (ON) - R$1.5543811515

Preferred Share (PN)- R$1.5543811515

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CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

Dividend – adjusted for inflation until July 11,2011:

Gross amount per share

Common Share (ON) -R$1.5635953208

Preferred Share (PN)- R$1.5635953208

Dividend – adjusted for inflation until July 20,2011:

Gross amount per share

Common Share (ON) -R$1.5641441253

Preferred Share (PN)- R$1.5641441253

37.    APPROVAL OF THE QUARTERLY FINANCIAL INFORMATION - ITR

The Company’s Board of Executive Officers and Board of Directors approved this present Quarterly Financial Information - ITR on August 2, 2011, in which they consider the subsequent events occurred up to this date that may have an effect on this Quarterly Financial Information - ITR.

115

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

CONTAX S. A.

INCOME STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

	BR GAAP		BR GAAP
	Quarter ended		Six-month period ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010

Net operating revenue	684,472	584,740	1,283,768	1,141,387

Cost of services rendered	(611,678)	(503,546)	(1,139,534)	(977,483)

Gross operating income	72,794	81,194	144,234	163,904

Operating income (expenses)
Selling	(8,566)	(4,844)	(16,862)	(12,332)
General and Administrative	(44,431)	(28,080)	(81,042)	(56,164)
Management compensation	-	-	(2,266)	(4,409)
Financial revenues	5,712	4,626	13,351	9,190
Financial expenses	(16,251)	(7,240)	(26,372)	(13,275)
Other operating expenses, net	(4,251)	(6,414)	(12,385)	(12,399)
	(67,787)	(41,952)	(125,576)	(89,389)
Operating income before income tax
and social contribution	5,007	39,242	18,658	74,515

Income tax and social contribution:
Current	(140)	(16,961)	(5,539)	(28,190)
Deferred	(282)	2,628	(841)	2,048

Net income in the period	4,585	24,909	12,278	48,373

Income attributable to:
Owners of the parent company	4,283	24,869	11,786	48,236
Non-controlling interest	302	40	492	137
	4,585	24,909	12,278	48,373

Notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

TODO SOLUÇÕES EM TECNOLOGIA S.A.

INCOME STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

	BR GAAP		BR GAAP
	Quarter ended		Six-month period ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010

Net operating revenue	30,799	23,351	56,381	44,614

Cost of services rendered	(25,082)	(20,984)	(45,686)	(40,701)

Gross operating income	5,717	2,367	10,695	3,913

Operating income (expenses)
Selling	(510)	(66)	(1,254)	(66)
General and Administrative	(2,821)	(2,135)	(5,915)	(4,303)
Financial revenues	313	193	610	332
Financial expenses	(104)	(13)	(128)	(32)
Other operating expenses, net	(134)	(55)	(197)	(89)
	(3,256)	(2,076)	(6,884)	(4,158)
Operating income (loss) before income tax
and social contribution	2,461	291	3,811	(245)

Income tax and social contribution:
Current	(599)	(61)	(943)	(105)
Deferred	(352)	(31)	(409)	1,036

Net income in the period:	1,510	199	2,459	686

Income attributable to:
Owners of the parent company	1,510	199	2,459	686
	1,510	199	2,459	686

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

CONTAX SUCURSAL EMPRESA EXTRANJERA

INCOME STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

	BR GAAP	BR GAAP
		Six-month period
	Quarter ended
		ended
	6/30/2011	6/30/2010

Net operating revenue	2,643	5,484

Cost of services rendered	(5,220)	(10,570)

Gross operating loss	(2,577)	(5,086)

Operating income (expenses)
Financial revenues	143	143
Financial expenses	(44)	(139)
Other operating expenses, net	(29)	(29)
	70	(25)
Operating income before income tax
and social contribution	(2,507)	(5,111)

Income tax and social contribution:
Deferred	(3)	(3)

Net loss in the period	(2,510)	(5,114)

Income attributable to:
Owners of the parent company	(2,510)	(5,114)
	(2,510)	(5,114)

Notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

ABILITY COMUNICAÇÃO INTEGRADA LTDA

INCOME STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

	BR GAAP	BR GAAP
	Quarter ended	Six-month period ended
	6/30/2011	6/30/2011

Net operating revenue	26,937	52,200
Cost of services rendered	(20,886)	(40,436)
Gross operating income	6,051	11,764

Operating income (expenses)
Selling	(386)	(528)
General and administrative	(4,007)	(6,537)
Financial revenues	358	568
Financial expenses	(136)	(255)
Other operating expenses, net	(20)	(44)
	(4,191)	(6,796)
Operating income before income tax
and social contribution	1,860	4,968

Income tax and social contribution:
Current	(739)	(1,618)
Deferred	(34)	(68)

Net income in the period	1,087	3,282

Income attributable to:
Owners of the parent company	1,087	3,282
	1,087	3,282

Notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

STRATTON ESPANHA S. L.

INCOME STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

BR GAAP
Two-month period ended
6/30/2011

Net operating revenue	25,078
Cost of services rendered	(20,702)
Gross operating income	4,376

Operating income (expenses)
Selling	(310)
General and administrative	(3,301)
Financial revenues	496
Financial expenses	(949)
Other operating expenses, net	(177)
(4,241)
Operating income before income tax
and social contribution	135

Income tax and social contribution:
Current	1,348
Deferred	79

Net income in the period	1,562

Income attributable to:
Owners of the parent company	1,562
1,562

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the period ended June 30, 2011

(In thousands of reais, except when otherwise indicated)

CONTAX COLÔMBIA S.A.S.

INCOME STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

BR GAAP
Two-month period ended
6/30/2011

Net operating revenue	26,277
Cost of services rendered	(19,602)
Gross operating income	6,675

Operating income (expenses)
Selling	(104)
General and administrative	(2,134)
Financial revenues	65
Financial expenses	(441)
Other operating expenses, net	(362)
(2,976)
Operating income before income tax
and social contribution	3,699

Income tax and social contribution:
Current	(89)
Deferred	-

Net income in the period	3,610

Income attributable to:
Owners of the parent company	3,610
3,610

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 22, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Marco Norci Schroeder
Name: Marco Norci Schroeder Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.